U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-SB
GENERAL FORM FOR REGISTRATION OF SECURITIES OF
SMALL BUSINESS ISSUERS
UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934
BRIDGETECH HOLDINGS INTERNATIONAL, INC.
(Formerly Parentech, Inc.)

Delaware (State or other jurisdiction of incorporation or organization)	11-3320709 (I.R.S. Employer Identification No.)

402 West Broadway 26th Floor San Diego, California (Address of principal executive offices)	92101 (Zip Code)
Issuer’s telephone number, including area code: (619) 342-7440
Securities registered under Section 12(b) of the Act:
NONE
Securities registered under Section 12(g) of the Act:
COMMON STOCK, $.001 PAR VALUE
(Title of Class)

PART I
ITEM 1. DESCRIPTION OF BUSINESS
ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION
ITEM 3. DESCRIPTION OF PROPERTY
ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
ITEM 6. EXECUTIVE COMPENSATION
ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
ITEM 8. DESCRIPTION OF SECURITIES
PART II
ITEM 1 MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS
ITEM 2. LEGAL PROCEEDINGS
ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES
ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS
PART III
ITEM 1. INDEX TO EXHIBITS
SIGNATURES
EXHIBIT INDEX
EX-2.1 AGREEMENT AND PLAN OF MERGER AND REORGANIZATION
EX-3.1 ARTICLES OF INCORPORATION OF BRIDGETECH HOLDINGS INTERNATIONAL, INC.
EX-3.2 BYLAWS OF BRIDGETECH HOLDINGS INTERNATIONAL, INC.
EX-10.1 JOINT VENTURE AGREEMENT
EX-10.2 FIRST AMENDMENT TO JOINT VENTURE AGREEMENT
EX-10.3 SECOND AMENDMENT TO JOINT VENTURE AGREEMENT
EX-10.4 MANAGEMENT AGREEMENT DATED APRIL 10, 2005
EX-10.5 STOCK PURCHASE AGREEMENT / CLARITY IMAGING INTERNATIONAL, INC.
EX-10.6 STOCK PURCHASE AGREEMENT / INTERNATIONAL MEDLINK, INC.
EX-10.7 STOCK PRUCHASE AGREEMENT / RETAIL PILOT INC.
EX-10.8 FIRST AMENDMENT TO STOCK PURCHASE AGREEMENT / RETAIL PILOT, INC.
EX-10.9 DISTRIBUTION AND LICENSE AGREEMENT
EX-10.10 COURSE CONTENT AGREEMENT
EX-10.11 PATENT AND TECHNOLOGY LICENSE AGREEMENT
EX-10.12 STRATEGIC PARTNERSHIP AGREEMENT
EX-10.13 EMPLOYMENT AGREEMENT / HERBERT Y. WONG
EX-10.14 EMPLOYMENT AGREEMENT / MICHAEL CHERMAK
EX-10.15 EMPLOYMENT AGREEMENT / THOMAS C. KUHN III
EX-10.16 EMPLOYMENT AGREEMENT / DR. JOSEPH C K LIU
EX-10.17 EMPLOYMENT AGREEMENT / JANET WALDO
EX-10.18 2005 STOCK OPTION PLAN
EX-10.19 SETTLEMENT AGREEMENT AND GENERAL RELEASE
EX-21.1 SUBSIDIARIES OF BRIDGETECH HOLDINGS INTERNATIONAL, INC.
PART I
ITEM 1. DESCRIPTION OF BUSINESS
Overview
     Our company, Bridgetech Holdings International, Inc. (the “Company”) is a development stage company focused primarily on the business of facilitating the transfer of medical drugs, devices and diagnostics from the United States to China and other international locations. We intend to establish a clinical research organization and a laboratory in China through our joint venture agreement with Amcare Labs International, Inc., which is an affiliate of Johns Hopkins International Medical Laboratories. We have entered into agreements with several well-known research centers in the United States, including the Mary Crowley Medical Research Center and the M.D. Anderson Cancer Center at the University of Texas, to conduct clinical trials in China for these institutions and to commercialize products that they provide to us. In addition, we have made several acquisitions of businesses that we believe to be complementary to our primary business, including a nurse recruitment and training business, a company that manages medical imaging centers and a radio frequency identification business focused on the healthcare market. In addition to being complementary to our primary business, we believe that these businesses have the potential to generate revenues and cash flows relatively quickly and, therefore, may be able to help us fund our operations in China. The Company, which was formerly known as Parentech, Inc., has been through a series of significant corporate and managerial changes during the past year and is now run by a new management team. We have limited operations and have had limited revenues to date.
Corporate History
     The corporation that is the original predecessor of the Company was originally incorporated in Delaware on June 4, 1991. From 1991 through 2002, this predecessor, which was originally named “Huggie Heart, Inc.,” engaged in several different businesses, a merger and several similar corporate transactions, and changed its name several times. In November 2002, this entity acquired Parentech, Inc., a Delaware corporation, and changed its name to “Parentech, Inc.”
     From its acquisition of Parentech until the end of 2004, the Company’s primary business was designing, developing and marketing products intended to enhance the well-being of infants. In particular, the Company developed and sold the “Nature’s Cradle Sound and Motion System,” an infant environmental transition system designed to reduce the stress experienced by infants in the post partum period by simulating certain aspects of their pre-birth environment. This business, however, generated only minimal revenues and could not support the Company’s ongoing operations. By the end of 2004, the Company had begun to wind down its operations. By this time, those persons who had served as officers and directors of Parentech, other than Scott Landow, Parentech’s chief executive officer, had resigned, leaving Mr. Landow as the sole director and officer of the Company. On December 20, 2004, the Company filed notice of the termination of the registration of its common stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
     On January 10, 2005, Herbert Wong and Scott Landow formed Bridgetech Holdings International, Inc. under the laws of the State of Florida (“Old Bridgetech”). Old Bridgetech, which was privately-held, was formed to facilitate the transfer of medical drugs, devices and diagnostics from the United States to China and other international locations.

     Effective February 1, 2005, the Company caused a 1-for-200 reverse split of its outstanding shares of common stock. This reverse split resulted in a reduction of our outstanding shares of common stock from 42,401,593 to 218,008.
     In February 2005, the Company entered into a transaction with Old Bridgetech whereby the Company issued 5,814,357 shares of common stock to the shareholders of Old Bridgetech in exchange for all of the outstanding stock of Old Bridgetech. In connection with this transaction, the Company changed its name to “Bridgetech Holdings International, Inc.” In addition, following this transaction, the Company named Herbert Wong its Executive Chairman, hired Michael D. Chermak to be its President and Chief Executive Officer, and hired Thomas C. Kuhn III to be its Chief Financial Officer. Mr. Landow, Parentech’s former President and Chief Executive Officer, is no longer employed by the Company, but continues to advise the Company as a consultant.
     Although the Company continues to sell small quantities of the Nature’s Cradle system, we are not actively developing this business and have ceased operations of all other businesses conducted by Parentech prior to the transaction with Old Bridgetech. We intend to build upon the business plan of Old Bridgetech and to focus on facilitating the transfer of medical drugs, devices and diagnostics from the United States to China and other international locations.
Recent Developments
     During 2005, we have entered into several significant transactions in furtherance of our business plan.
     In March 2005, we acquired 80% of the outstanding capital stock of Retail Pilot, Inc. Then, in June 2005, we amended our agreement with Retail Pilot to provide that we would acquire 100% of the outstanding stock. This entity does business as “Healthcare Pilot, Inc.” Healthcare Pilot focuses on designing, providing and installing asset management and tracking products for hospitals and other health care facilities. This business was established in 2004 and currently has 12 employees. Healthcare Pilot is currently generating revenue from supply and maintenance agreements from preexisting installations but has not yet completed its first system implementation. See “ITEM 7. Certain Relationships and Related Transactions” for more information regarding this transaction.
     In June 2005, the Company acquired International MedLink, Inc. (“IML”). IML provides hospitals and other healthcare facilities with nurses from the Philippines who are properly accredited to practice as nurses in the United States. IML was established in early 2004 and currently has 3 employees. IML has entered into an agreement with Vanderbilt University pursuant to which IML will train nurses in the Philippines using instruction courses and materials designed by the faculty of the Vanderbilt School of Nursing. Under this Agreement, Vanderbilt has granted IML a limited exclusive license to use Vanderbilt videotaped courses and materials in connection with IML’s training program in the Philippines. IML has several hundred nurses in various stages of the training and immigration process, and some of its nurses have been placed with customers and are generating revenue. See “ITEM 7. Certain Relationships and Related Transactions” for more information regarding this transaction.
     Also in June 2005, the Company acquired Clarity Imaging International, Inc. (“Clarity”). Clarity manages diagnostic imaging centers in New York and Texas. These imaging centers perform magnetic resonance imaging (MRI) on patients for diagnostic purposes and may begin to perform MRI guided, non-invasive surgery for therapeutic purposes. Clarity was formed in 2005 and currently has 3 employees. Clarity has several management contracts in place and is currently generating revenue. See

“ITEM 7. Certain Relationships and Related Transactions” for more information regarding this transaction.
     In June 2005, the Company entered into a joint venture agreement with Amcare Labs International, Inc., an affiliate of Johns Hopkins International Medical Laboratories (“Amcare”). Under this arrangement, Amcare will provide management oversight to a clinical research organization (“CRO”) and a laboratory (“Lab”) to be established in China, both of which will be jointly owned by the Company and Amcare. Once established, the CRO will perform clinical trials for the purpose of facilitating the approval and registration of drugs, devices and diagnostics through the State Food and Drug Administration (the “SFDA”) in the People’s Republic of China (the “PRC”) and the Lab will perform commercial medical laboratory services. The Company owns 67% of the outstanding capital stock of the CRO and 18% of the outstanding capital stock of the Lab, and Amcare owns 33% of the outstanding capital stock of the CRO and 82% of the outstanding capital stock of the Lab. The CRO and the Lab each have a board of directors with three members. The Company has the right to appoint two persons to serve on the board of directors of the CRO and one person to serve on the board of directors of the Lab, and Amcare has the right to appoint two persons to the board of directors of the Lab and one person to the board of directors of the CRO. While the boards of directors of the two entities are generally responsible for their respective operations, certain actions, such as amendments to the governing documents of the entities, extraordinary corporate transactions, capital expenditures in excess of $50,000, indebtedness in excess of $50,000, and material revisions to the business plans or operating budgets of these entities, require unanimous approval of the Company and Amcare. The joint venture agreement requires that the Company and Amcare each use the CRO as its exclusive provider of CRO services and the Lab as its exclusive provider of clinical diagnostic anatomic and clinical pathology laboratory services during the term of the joint venture agreement, which is ten years (followed by one year renewal terms thereafter if neither side terminates). In connection with the formation of these joint ventures, we contributed $30,000 to the CRO, and we are obligated under the joint venture agreement to contribute another $70,000 to the CRO, although the joint venture agreement does not provide a deadline for this subsequent contribution. Pursuant to a management agreement between Amcare and the joint venture, Amcare will receive a quarterly management fee equal to 5% of the revenues of the CRO. The CRO and Lab have not yet begun operations.
     In July 2005, the Company entered into a memorandum of understanding with the Chinese University of Hong Kong (“CUHK”). This memorandum of understanding sets forth how the Company and CUHK will work together, and we are currently in negotiations with CUHK to establish a strategic alliance in Hong Kong for the purpose of partnering to provide clinical trials services. The memorandum of understanding is not binding on either party, and there can be no assurance that the parties will ultimately enter into a binding agreement or establish a joint venture in Hong Kong.
     During 2005 the Company has also entered into a strategic partnership agreement with the Mary Crowley Medical Research Center (“Crowley”). Pursuant to this agreement, the CRO will have exclusive rights to provide CRO services in China to Crowley. In return, the CRO will give priority to pharmaceutical products referred by Crowley, and will pay specified royalties to Crowley on sales of any pharmaceuticals referred by Crowley for which the Company acquires distribution rights in China.
     During 2005, the Company also entered into a Patent and Technology License Agreement with the M.D. Anderson Cancer Center at the University of Texas (“Anderson”). Pursuant to this agreement, we have the exclusive right to manufacture, have manufactured, use and sell certain products licensed to us by Anderson. In return, we paid Anderson a one-time documentation fee of $50,000 and are responsible for paying certain milestone fees, maintenance fees and royalty payments to Anderson over time, along with all fees and expenses associated with the maintenance of the intellectual property rights associated with those products. The maintenance fees, which we must pay regardless of whether we sell any of the licensed products, are: $50,000 in October 2006, $75,000 in October 2007 and $90,000 in October 2008. In addition, we must pay royalties of $100,000 per year following the first sale of a licensed product and 5% of net sales attributable to licensed products. Anderson will have the right to terminate the agreement if we have not made a sale of a licensed product by October 2008.
     We believe that our relationships with Crowley and Anderson will be important to the Company’s future success, as it is expected that they will become an important source of drugs, devices and diagnostics (the “Products”) for clinical trials through the Company’s China operations. These two institutions are recognized for their oncology research programs. In addition to the fees that could be generated by the CRO and Lab with respect to any such products referred to the Company by these institutions, the Company will seek to secure Asian distribution rights, and in some cases domestic distribution rights, for some of these products. The Company intends to seek to establish this type of relationship with additional research institutions and biotech companies in the future. The Company intends to leverage these relationships and our domestic businesses to provide a foundation for our operations in China. Our joint venture with Amcare will be the focal point of our international efforts, as we expect that the CRO and Lab, once established, will enable us to begin the testing and commercialization of products in China. To date, the Company has not applied to register any drugs, devices or diagnostics with the SFDA, and the Company has not distributed any drugs, devices or diagnostics in China.
     While the operations of IML, Clarity and Healthcare Pilot are currently focused on the U.S. market, we believe that these businesses will provide the Company with a viable source of revenue while we work towards our goal of growing our operations in China. Furthermore, we believe that these businesses will complement our international operations once our international operations are established. All three of these businesses are currently producing revenue, while our international operations are not.
Industry Background
Healthcare Environment in China
     One of the stated goals of the government of China is to improve the delivery of healthcare to its population. With the largest population of any country on earth, this is not an undertaking that is without difficulty. China has established a regulatory body to oversee the delivery of medical products to its population. This body, the SFDA, performs a role similar to that of the Food and Drug Administration (the “FDA”) in the United States. One of the functions of the SFDA is to oversee the registration of medical products such as drugs, devices and diagnostics prior to allowing their general release to the marketplace in China. The process is similar to the process in the United States. Products are submitted to the SFDA for review and then clinical trials are done to generate data as to the performance of the particular product. Once enough testing is performed, and assuming the data support the claims as to the intended performance of the product in question, final approval and registration of the SFDA is requested. Once a product has received the SFDA’s approval and registration, distribution on a national level becomes possible. While state healthcare is provided to the population, there is a growing demand for private healthcare services in China. As the number of more affluent citizens continues to increase, the demand for more modern and more readily available private healthcare services continues to grow. More and more citizens are now able to afford private healthcare and are not dependent on state-provided services, which are harder to obtain.
CRO and Laboratory Services in China

     As the push toward private healthcare increases, we believe that there will be an increasing need for clinical trials and laboratory services in China. These services are necessary to facilitate the testing and analysis required in the regulatory approval process in order for new products to be introduced into the China market. These services can also handle excess local demand in China and augment the existing infrastructure necessary to support its burgeoning healthcare system. China has been working to increase the level of quality in its research and development facilities by, among other things, moving towards the adoption of the United States’ Good Laboratory Practice (“GLP”) guidelines (as set forth by the FDA). In January 2005, the country certified seven GLP compliant facilities, but the total in China is still less than 20.
     The SFDA was established in 1998, in an attempt by the Chinese government to streamline its centralized regulatory processes for all medical products sold or manufactured in China. The SFDA, which was organized to formulate and implement relevant regulations, has become more restrictive and is now moving closer to the way the FDA and the European Agency for Evaluation of Medicinal Products operate. On February 28, 2005, a new “Administrative Measures for Drug Registration” was issued. Implemented May 1, 2005, this mandate was a part of continued attempts to streamline the central regulatory environment. Despite these efforts, the process of getting a drug registered and obtaining the necessary licenses and permits for sales and distribution will involve approvals from numerous central, provincial and local authorities.
     The potential market for healthcare in China is vast. China currently has a population estimated at 1.3 billion people. According to the China Academy of Social Sciences, the healthcare market itself in China is estimated to exceed $84 billion. This organization also estimates that, within the healthcare market in China, the pharmaceutical market was $15 billion in 2004 and will grow to $31 billion in 2010 as the population ages and becomes wealthier. The emerging middle class in China, which is helping to increase the demand for private healthcare, was estimated by the China Academy of Social Science to consist of approximately 250 million people in 2003 and has been forecast to grow to 600 million people by 2020. It is expected that this increase will necessitate that more money be spent on healthcare. Currently, healthcare spending as a percentage of GDP, which is approximately 4% in China, is only one-third that in the U.S., where it represents approximately 14% of GDP. When combined with the post-SARS response, the move to privatize large sections of the healthcare industry, and the rapidly aging population, this market is expected to grow quickly.
     Preclinical testing and clinical trials in China cost a fraction of what they do in some other developed countries, and the time from drug discovery to marketing is often half that in Europe and the U.S. In order to attract research from global pharmaceutical firms, we believe that China must continue to develop the quality standards and sophistication necessary to manage the complex approval process and conduct the trials in such a way as to allow the data to be used to augment domestic research. China could become a critical component of the global clinical trials market because it offers access to a wide array of ethnic populations and genetic variations. As the industry shifts from making traditional “blockbuster” drugs to drugs that are targeted at patients with specific genetic polymorphisms, data on different populations will become increasingly important, and China would offer unique access to a wider sample of the human gene pool. With the emergence of new advances in oncolytic viral therapy, immunotherapy and gene therapy, entirely new ways of developing vaccines and attacking cancer are being discovered and tested.
International Nurse Recruitment and Training
     According to both the American Hospital Association and the American Nursing Association, the U.S. is currently experiencing a shortage of approximately 300,000 nurses. Due to the lack of qualified nurse instructors for nursing schools, high turnover and mandated nurse-to-patient ratios, this shortage is expected to get worse, with the number of open nursing positions projected to exceed one million by 2015. We believe that hospitals and other healthcare employers will increasingly look to fill these positions with foreign-born nursing professionals.
Medical Imaging and Non-Invasive Surgery Center Management
     The U.S. spent approximately $70 billion on medical imaging in 2004. With an annual growth rate of 9 percent over the past decade, imaging is the fastest growing segment of the domestic healthcare market. We believe that imaging technology is a valuable diagnostic tool and will serve a critical role in a growing number of non-invasive procedures.
Radio Frequency Identification Technology
     Healthcare RFID (radio frequency identification technology) solutions are focused on tracking & managing mobile assets, patients and staff in hospitals and healthcare facilities. They are focused on improving asset utilization, lowering capital and lease expenditures and improving staff productivity and satisfaction. By attaching small, battery powered, active RFID tags to mobile medical equipment staff can quickly track, manage and find available equipment. Management of the respective facilities are then able to run detailed reports assessing asset utilization and staff productivity. Increasing staff costs, poor asset management and theft cost the healthcare industry millions of dollars every year. We believe that these facilities have a growing need for RFID technology to track patients and assets. As modern medical equipment continues to get more expensive, smaller, portable, and in many cases wireless, the need to be able to locate these items immediately becomes much more important. Patient management, legal compliance and staff tracking is a growing liability. There are 22,000 healthcare facilities in the U.S. and analysts predict the RFID healthcare market will grow to nearly $9 billion by 2008.
Principal Products And Services
CRO and Laboratory Services in China
     Under our joint venture agreement with Amcare, Amcare will provide management oversight to the CRO and the Lab. The Company will direct the operations of the CRO and Lab from its offices in Hong Kong. The CRO and Lab intend to offer all clinical trials and other services necessary to complete the SFDA regulatory approval process for drugs, devices and diagnostics that potential customers are seeking to introduce into the China market. The Company, through a sales and marketing subsidiary, then intends to seek distribution rights for these products, and to leverage its current and future relationships to distribute these products throughout China and, possibly, other parts of Asia. Initially, the CRO will focus on offering its services for products for which the Company has secured exclusive distribution rights. In time, it may offer its services to perform clinical trials and seek SFDA approval for products owned by other parties on a fee-for-service basis. The Lab intends to provide general laboratory services for business partners in Asia and provide priority access to the CRO for laboratory services necessary to support the CRO’s clinical trials efforts. Once it is established and operational, the Lab intends to begin offering laboratory services to third parties on a per transaction basis. Upon reaching capacity in the laboratory, the Company will be afforded priority in terms of scheduling over any third parties. The laboratory will be physically located in the PRC to facilitate the analysis of blood product that can not be transported across certain borders. This will help facilitate the trials to be conducted in the PRC. Several sites for the laboratory have been visited and evaluated and we expect that a site will be selected in the near future.
IML: Nurse Recruitment and Training
     IML recruits foreign nurses for employment opportunities in the United States, and provides U.S. hospitals and other healthcare facilities with nurses from the Philippines, who are properly accredited to practice as nurses in the United States. IML was established in early 2004 and currently has 3 employees. IML has entered into an agreement with Vanderbilt University pursuant to which IML will train nurses in the Philippines using instruction courses and materials designed by the faculty of the Vanderbilt School of Nursing. Under this Agreement, Vanderbilt has granted IML a limited exclusive license to use Vanderbilt videotaped courses and materials in connection with IML’s training program in the Philippines. Vanderbilt requires a document of clearance from a target country that allows a foreign university to provide educational content to nurses and the Philippines is the only country for which that process has been completed. This arrangement commenced in April 2005. IML pays Vanderbilt a fee for each student enrolled in a program using the Vanderbilt materials, and an additional fee for each student who passes a specified nursing certification exam. Under the terms of the agreement, IML is obligated to make minimum payments totaling $150,000 over the two-year term of the agreement. This agreement expires in March 2007 unless mutually extended by the parties, and is subject to early termination by either party upon 30-day notice. To date, IML has established nurse training programs in the Philippines using the Vanderbilt training materials and begun to recruit qualified nurses in the Philippines.
     The Company also intends to provide its nurses with other services required to facilitate their travel to, and working in, the United States, including assistance in visa procurement, legal assistance, travel arrangements, language training, procedural training and obtaining the requisite certifications. The Company intends to contract directly with facilities needing nurses as well as with staffing agencies that already have existing relationships with facilities. IML currently has two revenue models. The first one is a fixed fee for each nurse under which IML receives 25% payments upon the completion of four sets of established milestones. The second model involves a reduced fee up front upon arrival of the nurse in the U.S. and an hourly rate per hour worked by the nurse thereafter. IML has several hundred nurses is various stages of this process, with some of these nurses placed with customers and generating revenue.
     We believe that, in addition to IML’s domestic business, IML’s training and certification program can be modified for use to train nurses and other medical staff in China. As more drugs and devices emerge from the SFDA approval process there will be an associated need for nurses that have been adequately trained in how to administer and monitor these therapies.
Clarity: Medical Imaging and Non-Invasive Surgery Center Management

     Clarity manages diagnostic imaging centers in New York and Texas. These imaging centers perform MRIs on patients for diagnostic purposes and are evaluating the option of offering MRI guided non-invasive surgery for therapeutic purposes. Clarity was formed in 2005 and currently has 3 employees. Clarity has several management contracts in place to provide consulting services to existing imaging centers and is currently generating revenue.
     While Clarity will continue to manage these facilities, we will seek to establish and manage additional non-invasive surgery centers revolving around a product called the ExAblate. The ExAblate is a medical device which employs MRI guided, focused ultrasound to ablate tumors and uterine fibroids. Using this technology, certain tumors can be removed on an outpatient basis, without making an incision, and patients that may have otherwise gone through extensive surgery, been hospitalized and required weeks of recovery can be treated and released the same day. The ExAblate was developed by InSightech, an Israeli Company, and may be purchased by Clarity on a non-exclusive basis. Clarity intends to seek out physician groups to enter into joint ventures to establish ExAblate centers. We envision that the physician group would make an initial capital contribution in return for an interest in the joint venture, while Clarity would oversee the acquisition, installation and operation of the ExAblate and manage the center.
     To date, the FDA has approved the ExAblate for uterine fibroid ablation. Uterine fibroids are a common problem occurring in 10-20 percent of women in the U.S. and are responsible for 400,000 hysterectomies annually. The ExAblate technology is currently in clinical trials for bone and breast cancer and Clarity intends to introduce these therapies in their centers if and when they receive FDA approval.

Healthcare Pilot: Radio Frequency Identification
     Healthcare Pilot designs and provides RFID solutions for hospitals and other medical facilities and provides maintenance and support services for these solutions. Installations are performed by licensed contractors on an as-needed basis. Healthcare Pilot, which the Company acquired in 2005, was founded in 2004 and currently has 12 employees. While Healthcare Pilot is currently generating revenue from preexisting maintenance and support contracts, it has not completed any system installations since it was acquired by the Company. Its primary product is based on active RFID technology in the 433 MHz range.
     In July of 2005, the Company entered into a distribution agreement with Sovereign Tracking Systems, L.L.C. (“STS”) under which the Company will distribute, through Healthcare Pilot, STS’s PalTrack RFID tracking system. Under the agreement, the Company has an exclusive right to distribute the PalTrack system in the U.S. and China to hospitals, doctors offices, and certain other healthcare facilities. The agreement prohibits the Company from distributing competing products, and imposes minimum purchase requirements. See “Management’s Discussion and Analysis,” below. STS also granted to the Company a limited license to the software component of the PalTrack system. This license allows Healthcare Pilot to use patented technology for the graphical display of tracked assets, as well as providing access to a number of desirable component parts. Also as a part of this agreement, Healthcare Pilot acquired maintenance contracts for a number of existing PalTrack installations as well as a pipeline of customers in various stages of consideration
Distribution Methods
     The Company intends to utilize a number of different marketing and distribution methods in addressing the China market. As a part of the CRO business, the Company will seek to enter into partnership agreements with hospitals in Hong Kong and in the People’s Republic of China. The hospitals that are enlisted to participate in the clinical trials programs could also become distribution points for the products, once regulatory approval has been obtained, as they could then begin to prescribe the products to their patient population. The products in China will initially be focused on women’s health and oncology. The Company entered into a non-binding memorandum of understanding with the Chinese University of Hong Kong’s Prince of Wales Medical Center. This medical center could become a distribution point for the products in Hong Kong. The Company also intends to seek third party distribution relationships with other entities in the PRC and to leverage the facilities that participate in the clinical trials to open distribution channels for products that are the subject of these clinical trials.
     Domestically, the Company has established a national sales force. This sales force will market the nursing and RFID solutions to hospital groups and universities. The Company may establish relationships with nurse placement agencies operating domestically to which they will supply nurse candidates. The Company may also establish third party distributor relationships to help secure customers for the nursing and RFID business. The imaging center management services will be offered via joint venture relationships. The Company plans to establish joint ventures with physicians and physician groups in order to offer therapeutic services to the patients referred by those partners.
Competition
     The drug, device and diagnostic development market in China is still in its early stages. China has made a number of regulatory and governmental changes to help facilitate growth and expansion in this market but there are no major competitors established yet that we are aware of. There are a number of international CRO’s in existence but none of them are focused primarily on the China market. While we are not aware of any large pharmaceutical companies or large CROs operating domestically that are currently operating in the China market, if any such companies were to enter into the China market, they would likely have been established longer and have significantly greater resources and name recognition than the Company.
     There are a number of nurse recruitment and training companies that currently are in the business of importing foreign nurses, including HCCA International, Inc., Healthcare Management Consultants, Inc., Compass International and Nurse Immigration USA, Inc. There are also a large number of nurse staffing companies currently in existence. Many of these companies have greater resources and name recognition than the Company. Due to the large shortage of nurses and the number of open positions to be filled, we believe that there is adequate demand to support its efforts even with the existing competition. We also believe that our exclusive relationship with the Vanderbilt School of Nursing will prove to be a significant differentiator in the Philippines marketplace. In the area of healthcare RFID the Company is aware of only one main competitor, Radianse Systems. In the imaging center and non invasive surgery market we are aware of no competitors that are offering the same type of package plan that we are. However, competing technologies and therapies currently exist or could be developed in the future. These technologies and therapies may prove to be more effective or affordable or may be promoted by companies with a longer operating history, greater resources and more name recognition than the Company.
Sources of Products
CRO and Lab Services
     In order for the CRO and Lab to succeed, the Company will need to identify Products for them. We intend to offer our services to research foundations, medical institutions, biotech research companies and private entities in order to perform clinical trials on drugs, devices and diagnostics for which these entities may seek SFDA approval on in China. Many of these entities do not have any current plans to address the China market, nor any current means of securing regulatory approval for their Products in China. The Company also will seek to partner with groups that provide funding for biotech companies seeking domestic FDA approval for medical products, in order to provide services. These groups may wish to support clinical trials in China in order to generate additional clinical data to supplement domestic clinical trial results. These entities may also see SFDA approval and marketing of drugs and other products in China as a quicker path to revenue generation and a means through which they can mitigate the risk associated with their investment in these biotech companies.
Nurse Recruitment and Training
     IML currently has several hospital and teaching university sources in the Philippines through which it recruits degreed nurses. The Company intends to pursue additional relationships in the Philippines, including developing relationships with additional nursing schools there. Over the long term, the Company intends to secure relationships in additional countries outside the Philippines, including

China, to source qualified nurse candidates. Establishing these relationships in China will take longer because language barriers are much more prevalent.
Medical Imaging and Non-Invasive Surgery
     Clarity intends to design its non-invasive surgery centers around the use of the ExAblate technology. The Company purchases the ExAblate device from InSightech, an Israeli company. This technology is proprietary to InSightech and can not be purchased from any other source. The Company has no exclusivity on the purchase of this product for either a specific geographic location or industry segment. In the event that InSightech no longer produced or sold the ExAblate, the Company would have to move to a competing or replacement product in order to continue to provides its management services.
RFID Solutions
     The Company is party to an exclusive distribution and technology license agreement with STS, which allows the Company to distribute the PalTrack system. Under this agreement, a large number of the component parts necessary to complete an installation of the healthcare RFID solution must be purchased through STS. This agreement provides for minimum purchase requirements and can, in some instances, require limited approval by STS on customer installations. Because this is a developing technology, if we became unable to acquire these components from STS, we believe it would take a significant amount of time to acquire replacement components from an alternative source. The Company is also prohibited under this agreement from selling a product that competes with PalTrack.
Customer Concentration
     The Company expects that most of its customers will be hospitals, hospital groups and university health systems. Because the Company is in its development stage, it is difficult to predict the future importance of any one or more customers. However, we will seek to build a customer base that is sufficiently diverse so that our business is not materially dependent on any one or few customers.
Intellectual Property and Patents
     The Company has entered into a license agreement with STS, as described above, pursuant to which the Company has secured exclusive rights to use STS’s patented technology for the graphical presentation of tracked assets. The license provides the Company with exclusive rights to the technology for the hospital and hospital related facilities market in China and the U.S. STS can terminate this license if the Company fails to meet its minimum purchase obligations.
     The Company has no registered patents, trademarks or copyrights, other that the rights to Natures Cradle, which the Company intends to let lapse.
Regulatory Framework
Regulation of Medical Products in China
     The following is a summary of the principal governmental laws and regulations that apply to the testing, manufacture and sale of drugs and medical products in China. The scope and enforcement of many of the laws and regulations described below is uncertain. The legal system in China is not well developed, and we cannot predict the effect of further developments in the that system, including the promulgation of new laws and regulations, changes to existing laws and regulations, or the enforcement or interpretation of laws and regulations. However, China has in some past instances allowed

“grandfathering” protection or a gradual phase-in period to mitigate the impact of law and regulatory changes to foreign investors.
     The principal laws regulating the pharmaceutical industry in China are the Law of Drug Administration, effective December 1, 2001, its Implementing Regulations, and the Administrative Measures of Drug Registration, effective as of May 1, 2005. These laws and regulations, which are administered primarily by the SFDA, set forth the basic legal framework for the manufacture, distribution, packaging, pricing and advertising of pharmaceutical products.
     Examination and Approval of New Medicines
     “New medicines” generally refer to drugs that have not previously been approved for distribution and sale in China. Previously marketed drugs changing the type or application method, or adding new therapeutic functions are also generally treated as new medicines. The approval process for new medicines includes several stages, including pre-clinical trials, up to three phases of clinical trials, evaluation of clinical trial results by the SFDA and provincial authorities, and application to the SFDA for manufacturing licenses and marketing approvals. Pharmaceutical manufacturing facilities must also be certified as compliant with Good Manufacturing Practices (“GMP”) standards and wholesale and retail pharmaceutical distribution enterprises must be certified as compliant with Good Supply Practice (“GSP”) standards. These regulatory approval stages are summarized below.
     Pre-Clinical Trials: Pre-clinical trials of new medicines are required before applying to the SFDA for approval of full clinical trials. Pre-clinical trials may involve both laboratory and animal testing. These trials also generally include a review of the technology processes to be used in the full clinical trials, and establish quality control and test evaluation standards for the safety, efficacy, and stability of the drug throughout full clinical trial testing.
     Clinical Trials: After a formal review and evaluation of pre-clinical results, the SFDA makes a determination to approve or disapprove commencement of human clinical trials using the drug in question. Depending on the drug’s classification, one to three sets of independently administered clinical trials may be required. Under SFDA Phase I clinical trials, basic pharmacology and safety are evaluated. Phase II trials evaluate safety and efficacy in patients for specific target indications. Data from Phase II trials are used to support the design of, and dosing regimens for, Phase III trials. Phase III trials may or may not encompass multiple study sites or randomized treatment protocols.
     New Drug Certificate & Production License
     An application with all relevant technical data on the drug must be filed with SFDA to obtain “approval for clinical trials” (not new drug certificate) before conducting clinical trials. After the completion of clinical trials, the clinical trial results and three lots of product samples must be submitted to the provincial medicine administration authority where the applicant is located and to the SFDA, along with an application for a new drug certificate and production license. These sample lots then go through lot release testing conducted by an SFDA reference laboratory. The provincial authority will also generally conduct an on-site examination of the application and submit its inspection report to the SFDA. Based on the results of these reviews, the SFDA has discretion to require additional clinical testing.
     Upon review and approval of the clinical trial results and examination of the product samples, the SFDA will issue a new drug certificate and production license to the manufacturer. The new drug certificate grants a company certain intellectual property rights to the drug in question. A production license provides manufacturing exclusivity, generally for a period of five years. Generally, licenses and permits issued by the SFDA are revocable by the SFDA at any time, with or without cause. Any approvals, if granted, may contain significant limitations in the form of narrow indications, warnings, precautions, or contra-indications with respect to conditions of use.
     International and China patent applications should be applied for at the appropriate time during the development stage. By including these patent applications with the SFDA application for the new drug certificate, the owner can preclude anyone else from seeking SFDA approval for their discovery, thereby providing a higher level of protection for their intellectual property.
     Pharmaceutical Distribution Permits
     Facility permits. Before drugs and other pharmaceutical products can be distributed in China, a distributor must first obtain a pharmaceutical distribution permit issued by the appropriate provincial SFDA authority where the distributor is located. First a company must establish a wholesale entity through which it can obtain the distribution permit. The granting of a pharmaceutical distribution permit is subject to an inspection of the facilities, including warehouse, hygiene environment, quality control systems, personnel and equipment for compliance with GSP standards. A pharmaceutical distribution permit is generally valid for five years, subject to renewal, but can generally be revoked at any time, with or without cause.
     Next, the company must apply for GSP certification. GSP standards, promulgated by the SFDA, apply to pharmaceutical wholesale and retail enterprises to ensure the quality of distribution of pharmaceutical products in China. Under these standards, wholesale and retail enterprises in China must implement strict controls on the distribution of pharmaceutical products with respect to, among other things, staff qualifications, distribution premises, warehouse, inspection equipment and facilities, management and quality control in order to obtain a GSP certificate to carry out business in China. The GSP certificate is valid for five years, except that the certificate of a newly established pharmaceutical distribution enterprise is only valid for one year, subject to renewal.
     Patient Reimbursement and Price Controls
     The government in China maintains an “Insurance Catalog” of pharmaceuticals for which patients may receive full or partial reimbursement. The medicines to be included in the Insurance Catalog are selected by government authorities based on factors including treatment requirements, frequency of use, effectiveness and price. The Insurance Catalog is updated every two years. Medicines included in the Insurance Catalog are subject to price controls by the government. While the government generally does not set price controls on medicines not included in the Insurance Catalog, pharmaceutical companies must in certain cases provide notice of pharmaceutical pricing to provincial pricing authorities. Because medicines in the Insurance Catalog are reimbursable in full or in part, inclusion in the Catalog generally results in higher volumes of sales. However, the corresponding price controls may negatively impact margins on these medicines. The Company intends to evaluate the benefits and risks associated with attempting to list a product in the Insurance Catalog on a case by case basis.
Immigration Restrictions
     IML’s business is affected by restrictions on the ability of foreign nurses to immigrate to, and work in, the United States. In order for a foreign nurse to practice in the U.S. several conditions must be met. The candidate must have a degree in nursing equivalent to what would be issued from a U.S. nursing school. The candidate must either pass the Commission for Graduates of Foreign Nursing Schools (“CGFNS”) exam or have their nursing credentials verified by CGFNS or one of two other credentialing organizations. The candidate must also pass an English language examination, as well as certain U.S.

national nursing board exams. Then candidate must then obtain certification that the above requirements have been met.
     Once a candidate has satisfied these requirements, the immigration process can begin. In this process, a nurse must first have been offered a job in a healthcare facility and have signed an employment agreement, at which time the potential employer becomes the nurse’s petitioner to the U.S. immigration agencies, and an initial visa application can be filed. Processing of this initial application generally takes 4-6 months, depending on the service center. Once this initial application is approved, an approval notice is sent to the nurse and is forwarded to the National Visa Center (the “NVC”) for visa number issuance.
     Next, once the NVC has received the additional paperwork, it generally takes 6-8 weeks for the visa number to be issued and forwarded to the appropriate U.S. Embassy. After the visa is issued, the nurse is free to travel to and reside in the U.S., and to work at the healthcare facility.
Research and Development
     The Company has no current plans to perform any research and development work related to our joint venture with Amcare or our Clarity or IML businesses. The Company does intend to perform research and development on Healthcare Pilot’s RFID solutions, primarily related to improvements and complementary additions to the PalTrack platform. We anticipate that these research and development expenses could amount to between $150,000 and $300,000, but our ability to perform any such research and development is dependent upon our ability to raise additional funds. As technological advancements occur, additional features and functionality will need to be added to remain competitive in the marketplace. As this entity was established in 2005 there are no historical research and development costs to report.
Employees
     As of October 31, 2005, the Company employed 28 full time personnel, of which 3 were based outside of the United States. We have employees in California, Texas, Tennessee, Georgia and Hong Kong. Of these employees, fifteen are in operations, three are technical, five are in sales and the remaining five are in administration. None of our employees are subject to a collective bargaining agreement, and the Company believes that its relationship with its employees is good. During 2005, we supplemented our employee base with contractors on an as-needed basis. Two of these contractors were located in the PRC.
ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION
THE FOLLOWING DISCUSSION OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE COMPANY SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS REPORT.
Certain statements that the Company may make from time to time, including all statements contained in this report that are not statements of historical fact, constitute “forward-looking statements” under the federal securities laws. Forward-looking statements may be identified by words such as “plans,” “expects,” “believes,” “anticipates,” “estimates,” “projects,” “will,” “should” and other words of similar meaning used in conjunction with, among other things, discussions of future operations, financial performance, product and business development, developments in the markets for our products and services in China and the United States, SFDA and other regulatory applications and approvals, regulatory and political developments in China and the United States, capital-raising activities, joint ventures and other strategic alliances, market position and expenditures. Factors that could cause actual results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, the Company include those described under “Risk Factors” below. Investors are cautioned not to place undue reliance on any forward-looking statements. The Company assumes no obligation to update any forward-looking statements.
Overview and Plan of Operations
      The Company had no significant operations in fiscal 2004, had its CEO as its sole employee and did not generate any revenues. The Company did not have the capital necessary to operate the business or to satisfy its debt. In early 2005, the Company acquired all the outstanding stock of Old Bridgetech in order to have some means of regaining value for its debtors and shareholders.
      The Company is, and has been during the time covered by this report, a development-stage company that is not currently generating significant revenue from its operations. Our operations are divided into four segments, each of which is in the development stage: medical technology transfer, nurse recruitment and training, medical imaging, and healthcare RFID. While we believe that the CRO and Lab business planned for China have the greatest long-term potential and is most important to the long-term plans of the Company, this business is at an earlier stage of development and, unlike our other business units, is not currently generating revenues. We also believe that this business has the greatest governmental and regulatory risk. We believe that our other business segments are capable of generating revenue and cash flow in a shorter timeframe, and we currently envision that these businesses, if and when they become profitable, could then fund the development of the CRO and Lab operations. During the next 12 months, the Company intends to spend between $1,000,000 and $2,000,000 to purchase product distribution rights, hire additional staff and fund the establishment and expansion of our China operations, although our ability to do so will depend on our ability to raise additional funds.
      The Company has incurred an accumulated deficit of approximately $7,087,164 through the period ended September 30, 2005, and current liabilities exceeded current assets by approximately $852,158 at September 30, 2005. We subsequently received $3,000,000 of additional funds from a private placement of common stock in October of 2005 to provide for our immediate cash needs and to provide additional working capital for the future. We plan to continue to seek to raise capital to fund our current operations and planned development. Our ability to continue as a going concern is dependent on our ability to further implement our business plan, raise capital, and generate revenues. We cannot assure you that we will be successful in any of these activities. As of December 15, 2005, the Company has cash available of approximately $1,055,000. Assuming no further capital is raised and no cash from revenues is received, we currently believe that can satisfy our obligations through approximately May 1, 2006.
Critical Accounting Policies
      The methods, estimates, and judgment we use in applying our most critical accounting policies have a significant impact on the results we report in our financial statements. The SEC has defined “critical accounting policies” as those accounting policies that are most important to the portrayal of our financial condition and results, and require us to make our most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based upon this definition, our most critical estimates include are described below under the headings “Development Stage Enterprise” and “Revenue Recognition.” We also have other key accounting estimates and policies, but we believe that these other policies either do not generally require us to make estimates and judgments that are as difficult or as subjective, or it is less likely that they would have a material impact on our reported results of operations for a given period. For additional information see Note 1, “Summary of Organization and Significant Accounting Policies” in the notes to our audited financial statements appearing elsewhere in this report. Although we believe that our estimates and assumptions are reasonable, they are based upon information presently available, and actual results may differ significantly from these estimates.
Development Stage Enterprise: The Company is currently devoting substantially all of its efforts to establishing its business and its planned principal operations had not commenced as of December 31, 2004. In its efforts to establish a new business, our management has been developing business and marketing plans that include the following: the preparation of a financial plan, cash forecast and operating budget; the identification of sources for additional equity capital and debt financing; the identification of strategic partners to supply us with Products; the commencement of research and development activities; the review of personnel requirements and the initiation of employment searches, recruiting and hiring technicians and management and industry specialists; the acquisition of operational and technological assets; and the development of marketing and distribution strategies. General and administrative expenses include salaries, travel costs, professional fees and other related operating expenses. Research and development expenses include those costs incurred to develop new products and enhance the existing RFID product. Management continues to actively seek various sources and methods of short and long-term financing and support; however, there can be no assurances that some or all of the necessary financing can be obtained. Management continues to explore alternatives that include seeking strategic investors, lenders and/or technology partners and pursuing other transactions that, if consummated, might ultimately result in the dilution of the interest of the current shareholders. Because of the nature and extent of the uncertainties, many of which are outside the control of the Company, there can be no assurances that the Company will be able to ultimately consummate planned principal operations or secure the necessary financing.
Revenue Recognition –Revenue from product sales is recognized upon shipment to customers at which time such customers are invoiced. Units are shipped under the terms of FOB shipping point when determination is made that collectibility is probable. Revenues for services are recognized upon completion of the services. For consulting services and other fee-for-service arrangements, revenue is recognized upon completion of the services. For nurse placements, revenue is recognized upon delivery of the nurse in the U.S. to the customer and upon completion of hours worked by a nurse for whom we receive hourly royalties. For nurses placed under a fixed fee arrangement, revenues are recognized under the percentage of completion basis, upon completion of agreed-upon milestones. For RFID systems sold, revenue is recognized upon completion of the installation of the system. The Company has adopted the Securities and Exchange Commission’s Staff Accounting Bulletin (SAB) No. 104, which provides guidance on the recognition, presentation and disclosure of revenue in financial statements.
Results of Operations
     Old Bridgetech was formed in December 2004 and therefore had no operations during the nine month period ended September 30, 2004. This section compares the results of operations for the Company for the nine months ended September 30, 2005 with the results of operations for Parentech during the corresponding nine month period in 2004. Accordingly, the prior operating results of Parentech, and the changes in operating results shown below, are not indicative of our future operating results.
NINE MONTHS ENDED SEPTEMBER 30, 2005
COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2004
     Gross Revenues. During the nine months ended September 30, 2005, as compared to the corresponding period ended September 30, 2004, revenues increased from zero to $294,101. Revenues in the nine months of 2005 consisted of RFID supply sales, nurse placements and imaging center management.
     Operating Expenses. Operating expenses increased from $319,830 for the nine months ended September 30, 2004 to $2,698,250 for the nine months ended September 30, 2005, an increase of $2,409,442. The increase is related to additional employees from acquired entities, the new management team, extensive travel for fundraising and establishing a new international business entity, and legal, accounting and marketing expenses.
     Research and Development Expenses. Research and development costs include contracted services, research supplies and materials and expenses related to development of the RFID product. Research and development costs for the nine months ended September 30, 2005 were $178,313 as compared to $35,046 for the nine months ended September 30, 2004. The increase of $143,267 was due to costs incurred to prepare the RFID product for market release and to integrate the technology licensed from STS.
     General and Administrative Expenses. General and administrative expenses consist principally of salaries, fees for professional services and travel costs. General and administrative expenses for nine months of fiscal year 2005 were $2,504,452 as compared to $176,368 for nine months of fiscal year 2004. The increase is related to additional employees from acquired entities, the new management team, extensive travel for fundraising and establishing a new international business entity, fees associated with preparing the Company to become a reporting entity and marketing.
     Interest Expense. For the nine months ended September 30, 2005 and September 30, 2004 interest expense was $76,189 and $19,310, respectively. The decrease is primarily a result of the conversion of certain debt to equity in the first quarter of 2005.
     Net Loss. Net loss increased from $477,434 for the nine months ended September 30, 2004 to $2,555,488 for the nine months ended September 30, 2005, primarily due to additional employees, costs associated with establishing a new international business entity and in general having expanding operations versus dormant operations.
RESULTS OF OPERATIONS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
COMPARED TO THE FISCAL YEAR ENDED DECEMBER 31, 2003
     Revenues. During the years ended December 31, 2004 and 2003, we had revenues of $0 and $58,393, respectively. Revenues for 2003 were attributable mainly to sales of Nature’s Cradle test units.
     General and Administrative Expenses. General and administrative expenses consist principally of salaries, fees for professional services and rents. General and administrative expenses were $259,453 for fiscal 2004 compared with $346,985 for fiscal 2003. The decreased costs in 2004 resulted primarily from fewer employees and less travel.
     Research and Development Expenses. Research and development costs include salaries, fees paid to contractors and consultants and development materials. Research and development costs were $176,640 in fiscal 2004 compared with $89,792 for fiscal 2003. The increase in costs was attributed primarily to the development of the Nature’s Cradle technology.

     Impairment Losses. During the year ended December 31, 2004, the Company incurred an impairment loss amounting to $658,971, with no corresponding charge in the same period in 2003. As of December 31, 2004, the Company determined that the patent rights had no fair value.
     Gain on Extinguishment of Debt. During the year ended December 31, 2004, the Company recognized a gain on extinguishment of debt amounting to $178,899, compared to $204,308 for the same period in 2003.
     Write-off of Royalty. During the year ended December 31, 2004, the Company wrote off the liability associated with a royalty agreement associated with the Nature’s Cradle product. Future sales of the Nature’s Cradle are not expected to support this accrual. The corresponding charge in the same period in 2003 was for amortization of that liability.
     Interest Expense. Interest expense for fiscal 2004 was $124,872 as compared to $68,590 for fiscal 2003. The increase in fiscal 2004 resulted mainly from the Company’s need to rely on debt financing to support operations during that period.
Liquidity and Capital Resources
     The report of our independent registered public accounting firm on our audited financial statements at December 31, 2004 contains an explanatory paragraph regarding doubt as to our ability to continue as a going concern. While our recent capital raising activities have provided sufficient working capital for approximately five months, we do not presently generate sufficient revenue to fund our operations and the planned development of our business. In order to sustain our current operations and develop our business plan, we will require funds for working capital. We are attempting to raise additional working capital through the sale of equity, debt or a combination of equity and debt. We do not presently have any firm commitments for additional working capital and there are no assurances that such capital will be available to us when needed or upon terms and conditions which are acceptable to us. If we are able to secure additional working capital through the sale of equity securities, the ownership interests of our current stockholders will be diluted. If we raise additional working capital through the issuance of debt or additional dividend paying securities our future interest and dividend expenses will increase. If we are unable to secure additional working capital as needed, our ability to grow our sales, meet our operating and financing obligations as they become due and continue our business and operations could be in jeopardy.
     The Company has financed operations principally through private sales of equity securities. In March of 2005, the Company raised $1,112,500 in a sale of common stock. In October of 2005, the Company completed a sale $3,000,000 of common stock. During the nine months ended September 30, 2005, the Company also borrowed approximately $275,000 through a promissory note to an existing investor.
     As of the date of this filing, the Company has cash available of approximately $1,055,000. Assuming no further capital is raised and no cash from revenues is received, we currently believe that we can satisfy our obligations through approximately May 1, 2006.
     We have entered into three agreements that require us to make minimum payments to third parties, regardless of the levels of business activity under those agreements. Our agreement with Sovereign Tracking Systems requires us to purchase the following amounts; $741,860 during the first year of the agreement, $758,140 during the second year of the agreement, $1,300,000 during the third year of the agreement, $1,800,000 during the fourth year of the agreement, $2,800,000 during the fifth year of the agreement and $3,300,000 thereafter (if the agreement is renewed). Our agreement with

Anderson requires that we pay Anderson the following maintenance fees, regardless of whether we sell any of the products that we license from Anderson: $50,000 in October 2006, $75,000 in October 2007 and $90,000 in October 2008. Finally, IML’s agreement with Vanderbilt University requires that IML make minimum payments of $50,000 during the first year of the agreement and $100,000 during the second year of the agreement.
Current Assets
     Cash and cash equivalents. Cash and cash equivalents increased from $9,562 at December 31, 2004 to $73,293 at September 30, 2005, an increase of $63,731. The increase was primarily as a result of the Company’s sales of equity securities during the period, offset by cash used to working capital needs of the three acquired entities, to secure the new management team, to pay for travel associated with fundraising and establishing the China operations and to purchase intangible assets.
     Total current assets. Total current assets increased from $183,263 at December 31, 2004 to $542,624 at September 30, 2005, an increase of $359,361, primarily as a result of the Company acquiring inventory and generating accounts receivables in the ordinary course of business. The inventory is comprised of hardware, tags and supplies used in the RFID business.
     Intangible Assets. Intangible assets decreased from $560,123 at December 31, 2004 to zero at September 30, 2005. This decrease was a result of the Company writing off amounts related to patent rights whose long term value could no longer be supported via the Company’s net realizable value calculations.
Current Liabilities
     Accrued payroll and related payables. Accrued payroll and related payables increased from $169,445 at December 31, 2004 to $174,155 at September 30, 2005, an increase of $4,710.
     Accounts payable and other accrued expenses. Accounts payable increased from $200,800 at December 31, 2004 to $654,185 at September 30, 2005, an increase of $453,385, primarily relating to starting up the operations of several newly-acquired entities and the Company’s China operations.
     Accrued interest. Accrued interest decreased from $205,428 at December 31, 2004 to $0 at September 30, 2005 due to the extinguishment of notes payable outstanding at December 31, 2004.
     Notes payable. Notes payable decreased from $1,462,210 at December 31, 2004 to $566,442 at September 30, 2005, a decrease of $643,101, primarily relating to the extinguishment of prior notes offset partially by an acquired note and a small note established in 2005.
     Total current liabilities. Total current liabilities decreased from $2,037,883 at December 31, 2004 to $1,394,782 at September 30, 2005, a decrease of $643,101, primarily related to the extinguishment of the prior notes.

Risk Factors
     The Company is subject to a number of risks and uncertainties, including, without limitation, those set forth below. These Risk Factors do not purport to be a complete disclosure of all risks that may be relevant to the Company and the holders of shares of its common stock.
Risks related to our Business
Because we have a short operating history under our current management, there is limited information upon which you can evaluate our business.
     Our Company was formed on June 4, 1991, but it did not begin operations in its current line of business until earlier this year. As such, we have not engaged in a sufficient amount of consistent activity over a sustained period of time to establish an operating history in our current line of business. Since beginning operations in our current line of business, we have not been profitable, and we have limited financial results upon which you may judge our potential.
     You should consider our prospects in light of the risks, uncertainties and difficulties frequently encountered by companies that are, like us, in their early stage of development, particularly companies in the rapidly evolving market for medical products and services. To be successful in this market, we must, among other things: attract and maintain a broad base of large and small customers; increase awareness of our concept; develop and introduce functional and attractive product and service offerings; respond to competitive and technological developments; attract, integrate, motivate and retain qualified personnel; and continue to build and expand our operational structure to support our business. We cannot guarantee that we will succeed in achieving these goals, and our failure to do so would have a material adverse effect on our business, prospects, financial condition and operating results. We have experienced in the past and may experience in the future under-capitalization, shortages, setbacks and many of the problems, delays and expenses encountered by any early stage business. As a result of these factors, other factors described herein and unforeseen factors, we may not be able to successfully implement our business model.
We may be unable to meet our future capital requirements.
     Based on our current operating plan, we anticipate that we will need additional capital in the near future. If we raise additional funds by issuing equity or convertible debt securities, the percentage ownership of our current stockholders will be diluted. We currently do not have any commitments for additional financing. We cannot be certain that additional financing will be available when and to the extent required or that, if available, it will be on acceptable terms. If adequate funds are not available on acceptable terms, we may not be able to fund our expansion, develop or enhance our products or services or respond to competitive pressures. In that event, stockholders could lose their entire investment.
We anticipate significant future losses and are unable to accurately forecast our revenues
     We expect to incur net operating losses and negative cash flows. We will incur significant direct expenses associated with the purchase of distribution rights, development of our CRO and Lab and our marketing and sales efforts. We may not achieve sufficient revenues in relation to our expenses to ever become profitable. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.
     As a result of our lack of operating history and the emerging nature of the markets in which we intend to compete, we are unable to forecast our revenues with any degree of certainty. Our current and projected expense levels are based largely on our estimates of future revenues. We expect our expenses to increase significantly in the future as we continue to incur significant sales and marketing, product development and administrative expenses. The success of our business depends on our ability to increase our revenues to offset our expenses. If our revenues fall short of our projections, our business, financial condition and operating results will be materially adversely affected.
If we are unable to develop and maintain alliances with strategic partners, we may have difficulty developing and selling our products and services.
     Our ability to develop business alliances with medical device, medical service and/or health- related companies is an essential component of our strategy. There can be no assurance that our efforts to develop such business relationships will progress to mature relationships or that any such relationships will be successful. Further, relying on these or other alliances will present additional risks, such as:
•	our partners may not devote sufficient resources to the development and sale of our products and technologies;

•	our collaborations may be unsuccessful;

•	our partners may develop products or technologies competitive with our products and technologies; and

•	we may not be able to negotiate future alliances on acceptable terms.
We expect intense competition in our industry.
     The medical device, services and products business is highly competitive with many companies having access to the same market. Many of our competitors are large, diversified companies with significant expertise and contacts. Many of these competitors have greater name recognition, greater financial and other resources, more significant research and development staffs, marketing and distribution programs and facilities, and longer operating histories than we have, and these competitors can be expected to compete within the business in which we engage and intend to engage. We cannot assure you that we will succeed in the face of strong competition from other companies or that we will have the necessary resources to be competitive and to achieve a profitable position in the marketplace. Moreover, we cannot assure you that our intellectual property rights will block competitive products. We are subject to the risks which are common with under-capitalized companies.
Technological changes and uncertainty present significant challenges and risks to us.
     We are involved in the creation, production, and distribution of medical devices, services and products. Marketing such products requires extensive research efforts, yet their relative attractiveness in the marketplace can be affected by rapid technological change. New developments in this area are expected to continue at a rapid pace in both industry and academia. There can be no assurance that research will not lead to discoveries by others that are more effective than those of the Company, or that such research and discoveries by others will not render some or all of the Company’s programs, services or products noncompetitive or obsolete. No assurance can be given that unforeseen problems will not develop with the technologies or applications used by the Company or that the Company’s products and services will ultimately be commercially feasible.
We may be unsuccessful in our efforts to protect our proprietary rights, and third parties may assert rights in our proprietary rights.
     The Company believes that its trademarks, patents and other proprietary rights are important to its success and its competitive position. There can be no assurance that the actions taken by the Company to establish and protect its proprietary rights will be adequate either to prevent imitation of its products by others or to prevent others from seeking to block sales of the Company’s products as violative of the proprietary rights of others. No assurance can be given that others will not assert rights in, or ownership of, trademarks and other proprietary rights of the Company. Any litigation involving our intellectual property could be costly and time-consuming. In addition, the laws of certain foreign countries do not protect proprietary rights to the same extent as do the laws of the United States, with the result that our intellectual property may not be entitled to as much protection in those countries.
International operations present a number of risks to us.
     The Company is seeking to establish international operations, with a particular focus on China. International operations and exports to foreign markets are subject to all of the risks generally associated with doing business abroad, such as foreign government regulation, economic conditions, currency fluctuations, duties and taxes, war and political unrest, changing political conditions, disruptions or delays in shipments, expropriation, nationalization, the inability to obtain or the renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, taxation policies, foreign exchange and repatriation restrictions, international monetary fluctuations, currency controls and foreign governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. In addition, in the event of a dispute arising from foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in the United States. These factors, among others, could impact the Company’s ability to sell its products and services in international markets. If any such factors were to impact the conduct of our business in a particular country, there could be a material adverse effect on the Company’s business, financial condition and results of operations. In addition, the majority of the Company’s sales are derived from the U.S. As a result, predicting foreign consumer demand may be more difficult for the Company than predicting U.S. consumer preferences, and there can be no assurance that the Company’s merchandise or marketing efforts will be successful in foreign markets. See “— Risks related to Doing Business in China,” below.
Our products and services are subject to extensive regulations with which compliance is costly and which expose us to penalties for non-compliance. We may not be able to obtain required regulatory approvals for our products and services in a cost-effective manner or at all, which could adversely affect our business and results of operations.
     The production and marketing of our products and our ongoing preclinical testing and clinical trial activities are subject to extensive regulation and review by numerous governmental authorities both in the United States and abroad. U.S. and foreign regulations applicable to the Products are wide-ranging and govern, among other things, the testing, marketing and pre-market review of the Products, in addition to regulating manufacturing practices, reporting, advertising, exporting, labeling and record keeping procedures. We are required to obtain approval or clearance from the State Food and Drug Administration of China (the “SFDA”) before we can market our products in China. See “— Risks related to Doing Business in China,” below. The regulatory process requires significant time, effort and expenditures to bring our products to market, and we cannot assure that any of our products will be approved for sale. Any failure to obtain regulatory approvals or clearances could prevent us from successfully marketing our products. Our failure to comply with applicable regulatory requirements could result in governmental agencies:
•	imposing fines and penalties on us;

•	preventing us from manufacturing or selling our products;

•	bringing civil or criminal charges against us;

•	delaying the introduction of our new products into the market;

•	recalling or seizing our products; or

•	withdrawing or denying approvals or clearances for our products.
     If any or all of the foregoing were to occur, our business, prospects, financial condition or results of operations could be adversely affected.
     Even if regulatory approval or clearance of a product is granted, the approval or clearance could limit the uses for which the product may be labeled and promoted, which may limit the market for our products. Further, for a marketed product, its manufacturer and manufacturing facilities are subject to periodic reviews and inspections by the SFDA and foreign regulatory authorities. Subsequent discovery of problems with a product, manufacturer or facility may result in restrictions on the product, manufacturer or facility, including withdrawal of the product from the market or other enforcement actions. In addition, regulatory agencies may not agree with the extent or speed of corrective actions relating to product or manufacturing problems.
     Furthermore, because we are subject to extensive regulation in the countries in which we operate, we are subject to the risk that regulations could change in a way that would expose us to additional costs, penalties or liabilities.
The operation of our products could result in product liability claims.
     Given the nature of our business, we face an inherent risk of exposure to product liability claims in the event that the use of products or services that we sell results in injury. While we intend to obtain product liability insurance, there can be no assurance that such insurance will continue to be available at a reasonable cost, or, if available, will be adequate to cover liabilities. We do not anticipate obtaining contractual indemnification from parties acquiring or using our products. In any event, any such indemnification if obtained will be limited by our terms and, as a practical matter, to the creditworthiness of the indemnifying party. In the event that we do not have adequate insurance or contractual indemnification, product liabilities relating to defective products could have a material adverse effect on our operations and financial conditions.
We depend heavily on key personnel.
     Our performance is substantially dependent on the performance of our Chairman, Herbert Wong, our President and Chief Executive Officer, Michael Chermak, our Executive Vice President and Chief Financial Officer, Thomas C. Kuhn III, and other key employees. Although none of these employees has indicated that he intends to leave the Company, the loss of the services of any of these employees could have a material adverse effect on the business, operating results and financial condition of the Company.
We may have insufficient assets upon dissolution or termination to return any amounts to our stockholders.
     In the event of dissolution of the Company, the proceeds from the liquidation of its assets, if any, will be first used to satisfy the claims of creditors. There is no assurance that the Company’s assets would be sufficient to satisfy creditors’ claims in full. Only after all outstanding debts are satisfied will the remaining proceeds, if any, be distributed to the stockholders. Accordingly, stockholders’ ability to recover all or any portion of their investment under such circumstances will depend on the amount of proceeds that the Company realizes from liquidation of its assets.
Risks Related to Doing Business in China

The legal system in China is subject to uncertainties that could limit the legal protections available to us and increase the risk of doing business in China.
     We currently conduct, and expect in the future to conduct, our operations in China through subsidiaries that are and will be organized under Chinese law. These subsidiaries will generally be subject to Chinese law, including laws and regulations applicable to foreign-owned enterprises. In addition, we will depend on affiliated and non-affiliated entities in China to honor their agreements with us or our subsidiaries. Chinese law will govern many aspects of these agreements. Since 1979, many laws and regulations addressing business activity and economic matters in general have been promulgated in China. Despite continued development of its legal system, China still lacks a comprehensive system of well-developed laws. In addition, enforcement of existing laws may be uncertain and sporadic, and implementation and interpretation thereof inconsistent. The Chinese judiciary is relatively inexperienced in enforcing the laws that exist, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. Even where the law governing a particular agreement or activity is clear, it may be difficult to obtain swift and equitable enforcement of such law, or to obtain enforcement of a judgment by a court of another jurisdiction. China’s legal system is based on written statutes and, therefore, decided legal cases are without binding legal effect, although they are often followed by judges as guidance. The interpretation of Chinese laws and regulations may not be uniform and may be influenced by policy changes and domestic political changes. Any litigation in China may be protracted and may result in substantial costs and diversion of resources and management attention. In addition, China may enact new laws or amend current laws that may be detrimental to us, which may have a material adverse effect on our business operations.
Our China operations may be adversely affected by changes in the political and economic policies of the Chinese government.
     A significant portion of our expected future business operations are and will be conducted in China. Accordingly, our results of operations, financial condition and prospects are subject, to a significant degree, to economic, political and legal developments in China. The economy of China differs from the economies of most developed countries in many respects, including:
•	level of government involvement;

•	economic structure;

•	allocation of resources;

•	level of development;

•	inflation rates;

•	growth rate; and

•	control of foreign exchange.
     The economy of China has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the Chinese government.
     In addition, the Chinese government continues to play a significant role in regulating industrial development. It also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.
Governmental restrictions on the conversion of Chinese currency may limit our ability to receive and use our revenues effectively.
     A substantial portion of our future revenues from our China operations are expected to be in the form of Chinese Renminbi, or RMB, which is not a freely convertible currency. Under China’s existing foreign exchange regulations, the RMB is generally freely convertible for trade and service-related foreign exchange transactions, but not for capital account items such as direct investment, loan or investment in securities outside of China without the prior approval of Chinese regulatory authorities. These restrictions may limit our ability to use revenue generated in RMB to fund any future business activities outside China, to obtain debt or equity financing, or to make dividend or other payments in U.S. dollars. We cannot be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the RMB, especially with respect to foreign exchange transactions and especially if foreign currencies become scarce in China.
The value of our securities will be affected by the foreign exchange rate between U.S. dollars and Renminbi.
     The value of our common stock will be affected by the foreign exchange rate between U.S. dollars and RMB. The value of the RMB, which is controlled and adjusted periodically by the Chinese government, fluctuates and is subject to changes in the political and economic conditions in China. Any devaluation of the RMB could adversely affect the value of our common stock in foreign currency terms because we expect that a significant portion of our future revenues will be denominated in RMB. Fluctuations in exchange rates also could adversely affect the value, translated or converted into United States dollars, of our net assets, earnings and any declared dividends. In addition, a devaluation of the RMB is likely to increase the portion of our cash flow required to satisfy any foreign currency denominated obligations.
Future inflation in China may inhibit economic activity in China.
     In recent years, the Chinese economy has experienced periods of rapid expansion and high rates of inflation. During the past 10 years, the rate of inflation in China has been as high as 20.7% and as low as -2.2%. These factors have led to the adoption by the Chinese government, from time to time, of various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. While inflation has been more moderate since 1995, high inflation may in the future cause the Chinese government to impose controls on credit and/or prices, or to take other action, which could inhibit economic activity in China, and thereby adversely affect the market for our products.
The absence of express laws and regulations in China regarding foreign investment in China’s pharmaceutical distribution sector may cause uncertainty.
     China does not have a well-developed, consolidated body of laws governing foreign investment enterprises. As a result, the administration of laws and regulations by government agencies may be subject to considerable discretion and variation, and may be subject to influence by external forces unrelated to the legal merits of a particular matter. China’s regulations and policies with respect to foreign investments are evolving. Definitive regulations and policies with respect to such matters as the permissible percentage of foreign investment and permissible rates of equity returns have not yet been published. Statements regarding these evolving policies have been conflicting and any such policies, as administered, are likely to be subject to broad interpretation and discretion and to be modified, perhaps on a case-by-case basis. The uncertainties regarding such regulations and policies present risks which may affect our ability to achieve our business objectives. While political and legal trends in China over the past several years have favored increased foreign investment, there can be no assurance that these trends will continue. If we are unable to enforce any legal rights we may have under our contracts or otherwise, our ability to compete with other companies in our industry could be materially and negatively affected.
The ability of our Chinese operating subsidiaries to pay dividends may be restricted due to our corporate structure.
     A significant portion of our current and future operations are conducted in China and a significant portion of our future revenues are expected to be generated in China through Chinese subsidiaries. As foreign-owned enterprises, our Chinese subsidiaries may be required to establish a reserve fund and a staff and workers’ bonus and welfare fund in accordance with Chinese law. In addition, the profit available for distribution from our Chinese subsidiaries will be determined in accordance with generally accepted accounting principles in China. This calculation may differ from the one performed under generally accepted accounting principles in the United States, or GAAP. As a result, we may not receive sufficient distributions from our Chinese subsidiaries to enable us to make dividend distributions to our stockholders in the future or to fund our domestic operations. This could negatively affect our financial condition and assets, even if our GAAP financial statements indicate that our operations have been profitable.
We may be restricted in our ability to transfer funds to our Chinese operating subsidiaries, which may restrict our ability to act in response to changing market conditions.
     Any transfer by us of funds to our Chinese subsidiaries through a stockholder loan and the capacity for our Chinese subsidiaries to obtain an RMB loan secured by us or other foreign institutions is subject to the approval of China’s State Administration of Foreign Exchange. If the sum of the aggregated medium-term and long-term external debts, the outstanding short-term external debts and RMB loans secured by foreign institution(s) of a Chinese subsidiary is less than the difference between its total investment amount and its registered capital, the Chinese subsidiary is required to apply to the appropriate examination and approval authority to increase its total investment amount. Accordingly, any transfer of funds from us, directly or indirectly, to any of our Chinese subsidiaries by means of increasing its registered capital is subject to approval by the appropriate examination and approval authorities in China. This limitation on the free flow of funds between us and our Chinese subsidiaries may restrict our ability to react to changing market conditions.
We may not be able to obtain appropriate insurance coverage in China on acceptable terms, or at all.
     The insurance industry in China is still in an early stage of development. Insurance companies in China offer limited business insurance options. As a result, we have not maintained, and currently do not maintain, any liability, hazard or other insurance covering our services, business, operations, errors, acts or omissions, personnel or properties. To the extent that we are unable to recover from others for any uninsured losses, such losses could result in a loss of capital and significant harm to our business. If any action, suit or similar proceeding is brought against us or our Chinese subsidiaries and we or our subsidiaries are unable to defend the action or if a significant judgment is rendered for which we are not insured, our business, financial condition and operations could be negatively affected.
Our pharmaceutical operations in China are subject to significant government regulation.

     The production of our pharmaceutical products is subject to the regulatory approval of the SFDA. The regulatory approval procedure for pharmaceuticals can be quite lengthy, costly, and uncertain. Depending upon the discretion of the SFDA, the approval process may be significantly delayed by additional clinical testing and require the expenditure of resources not currently available. In such an event, it may be necessary for us to abandon our application. Even where approval of the product is granted, it may contain significant limitations in the form of narrow indications, warnings, precautions, or contra-indications with respect to conditions of use. If approval of our product is denied, abandoned, or severely limited in terms of the scope of a product’s use, it may result in the inability to recoup considerable product development expenditures.
Price control regulations may decrease our profitability.
     The prices of certain medicines distributed in China, including those listed in the Chinese government’s Insurance Catalogue of medications that are reimbursable under China’s social insurance program, are subject to control by the relevant state or provincial price administration authorities. In practice, price control with respect to these medicines sets a ceiling on their retail price. The actual price of such medicines set by manufacturers, wholesalers and retailers cannot historically exceed the price ceiling imposed by applicable government price control regulations. These limits could negatively affect our revenues and results of operations.
Chinese-mandated bidding processes with respect to the purchase of certain pharmaceutical products may lead to reduced revenue.
     Chinese regulations require non-profit medical organizations established in China to implement bidding procedures for the purchase of drugs. It is intended that the implementation of a bidding purchase system will be extended gradually and will cover, among other drugs, those consumed in large volume and commonly used for clinical uses. Pharmaceutical wholesalers must have the due authorization of the pharmaceutical manufacturers for the purpose of participating in the bidding process. This bidding process could reduce the amounts we or our affiliates or partners are able to charge for certain medicines, which could negatively impact our results of operations.
If the medicines we distributes are replaced by other medicines or removed from China’s social insurance catalogue in the future, our revenue may suffer.
     Under Chinese regulations, patients purchasing medicines listed by China’s state and/or provincial governments in the catalogue of medicines that are covered by social insurance, or the Insurance Catalogue, may be, in part or in whole, reimbursed by a social medicine fund. Accordingly, pharmaceutical distributors prefer to engage in the distribution of medicines listed in this Insurance Catalogue. The content of this Insurance Catalogue is subject to change by the Ministry of Labor and Social Security of China, and new medicines may be added to this Insurance Catalogue by provincial level authorities as part of their limited ability to change certain medicines listed in the Insurance Catalogue. If the medicines we distribute are not included in the Insurance Catalogue or are replaced by other medicines or removed from this insurance catalogue in the future, our revenue may suffer.
It may be difficult for stockholders to enforce any judgment obtained in the United States against us, which may limit the remedies otherwise available to our stockholders.
     A significant portion of our assets are expected to be located in China, and a significant portion of our future operations are expected to be conducted in China through subsidiaries organized under Chinese law. In addition, it is unclear whether the courts of China would recognize or enforce judgments of U.S. courts obtained against our Chinese subsidiaries or their officers and/or directors predicated upon the civil liability provisions of the securities law of the United States or any state thereof, or be competent to hear original actions brought in China against us or such persons predicated upon the securities laws of the United States or any state thereof.
Any future outbreak of Severe Acute Respiratory Syndrome, or SARS, or any other epidemic in China could have a material adverse effect on our business operations, financial condition and results of operations.
     From December 2002 to June 2003, China and certain other countries experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as SARS. In July 2003, the World Health Organization declared that SARS had been contained. However, an outbreak of SARS or another infections disease in the future may disrupt our business operations and have a material adverse effect on our financial condition and results of operations. For example, a new outbreak of SARS or any other epidemic may reduce the level of economic activity in affected areas, which may lead to a reduction in our revenue if our clients cancel existing contracts or defer future expenditures. In addition, health or other government regulations may require temporary closure of our facilities, or the facilities of our customers or partners, which could severely disrupt our business operations and have a material adverse effect on our financial condition and results of operations.
Risks related to our Common Stock
We have no independent directors serving on our Board of Directors, and have no audit, compensation, corporate governance, or other committees of independent directors overseeing our financial reporting, executive compensation, and other practices.
     Our Board of Directors is comprised entirely of Dr. Wong, Mr. Chermak and Mr. Kuhn, each of whom is an officer and employee of the Company. As a result, our executive officers determine their own compensation, and there is no independent oversight of our financial controls, record keeping, or reporting. Although all directors are required to act in the best interests of the Company and its stockholders, directors not employed by the Company may be able to more independently assess certain key areas, such as compensation of management as it relates to operations and progress of the Company or reviewing related party and other significant corporate transactions.
     We have no independent audit committee to oversee financial reporting or make decisions regarding our auditors, audit procedures, or review accounting issues, including the scope and adequacy of internal control procedures. Without an independent audit committee, it is highly unlikely that our management will be able to certify that the Company’s internal control over financial reporting is effective, and our independent registered public accounting firm will issue a qualified or adverse attestation regarding our internal control over financial reporting, and it is possible that we could receive a qualified or adverse audit opinion on our financial statements. Further, until and unless a majority of the Company’s board is independent, the Company has independent audit and compensation committees, and the Company’s board implements additional corporate governance measures, the Company’s common stock will not be eligible for listing on national stock exchanges, such as the American Stock Exchange, or national electronic quotation systems such as the Nasdaq National Market or Nasdaq SmallCap Market.
     Additionally, the Company has recently consummated several significant related party transactions, including significant acquisitions. These transactions, and any similar transactions in the future, have not and will not be reviewed or approved by any independent directors. While we believe the terms of these transactions to be fair to unaffiliated shareholders, they may not be on terms as favorable to unaffiliated shareholders as they would be if they were reviewed and approved by uninterested directors.

There is currently no trading market for our common stock and a trading market may never develop.
     Shares of our common stock are quoted on the “pink sheets,” and we cannot assure you that any other trading market for our securities will develop and you should anticipate bearing the economic risk of your investment for an indefinite period of time. The average volume on the stock is very low and the sale of even small blocks of shares could cause a significant decrease in the per share price.
     If the Company were to seek to have shares of its common stock quoted on the OTC Bulletin Board or other trading medium, it may be subject to lengthy delays in doing so, and there can be no assurance that the Company’s efforts will be successful. Moreover, in the event that the Company’s shares become quoted on any such trading medium, we may be subject to the penny stock rules by the Securities and Exchange Commission that require brokers to provide extensive disclosure to their customers prior to executing trades in penny stocks, and as such there may be a reduction in the trading activity of our common stock.
Our common stock is subject to the “penny stock” rules of the SEC, which will make transactions in our common stock cumbersome and may depress the trading price of our common stock.
     Our securities are subject, and may in the future continue to be subject, to the “penny stock” rules adopted pursuant to Section 15(g) of the Exchange Act. The penny stock rules apply generally to companies whose common stock trades at less than $5.00 per share, subject to certain limited exemptions. Such rules require, among other things, that brokers who trade “penny stocks” to persons other than “established customers” complete certain documentation, make suitability inquiries of investors and provide investors with certain information concerning trading in the security, including a risk disclosure document and quote information under certain circumstances. Many brokers have decided not to trade “penny stocks” because of the requirements of these rules and, as a result, the number of broker-dealers willing to act as market makers in such securities is limited. In the event that we remain subject to the penny stock rules for any significant period, there may develop an adverse impact on the market, if any, for our securities.
We will incur significant additional expense related to compliance with the internal control over financial reporting requirements and other requirements of the Sarbanes Oxley Act of 2002 (“Sarbanes-Oxley”), and any inability to comply with these requirements may harm our business and the price of our common stock.
     As directed by Section 404 of Sarbanes-Oxley, the SEC has adopted rules requiring public companies to conduct a comprehensive review and assessment of the effectiveness of their internal control over financial reporting, and to include a report of management on internal control over financial reporting in their annual reports, including Annual Reports on Form 10-KSB, which we will be required to file after the effectiveness of this registration statement. In addition, the independent registered public accounting firm that audits a public company’s financial statements must attest to and report on management’s assessment of the effectiveness of the company’s internal control over financial reporting as well as the operating effectiveness of the company’s internal control over financial reporting. We do not expect to be subject to these requirements until the fiscal year ending December 31, 2007, so long as our market capitalization does not exceed $75 million as of the end of the second quarter of fiscal year 2006. We are currently evaluating our internal controls over financial reporting in order to allow our management to report on, and our independent registered public accounting firm to attest to, our internal controls. We expect to expend significant resources during our 2006 and 2007 fiscal years developing the necessary documentation and testing procedures required by Section 404 of the Sarbanes-Oxley Act, and also expect a significant increase in audit fees and related expenses. Despite these efforts, a review of our financial systems and controls may uncover deficiencies in existing systems and controls, and our efforts to correct any such deficiencies may be costly and may strain our management resources and negatively impact earnings. In the event we identify significant deficiencies or material weaknesses in our internal controls over financial reporting that we cannot remediate in a timely manner or we receive an adverse report from our independent registered public accounting firm with respect to our internal controls over financial reporting, investors and others may lose confidence in the reliability of our financial statements and our ability to obtain equity or debt financing could be adversely affected. In addition to the above, in the event that our independent registered public accounting firm is unable to rely on our internal controls over financial reporting in connection with their audit of our financial statements, and in the further event that they are unable to devise alternative procedures in order to satisfy themselves as to the material accuracy of our financial statements and related disclosures, it is possible that we could receive a qualified or adverse audit opinion on those financial statements. In that event, the market for our common stock could be adversely affected. In addition, investors and others may lose confidence in the reliability of our financial statements and our ability to obtain equity or debt financing could be adversely affected.
Stockholders are subject to potential dilution as a result of future issuances of securities.
      In the event the Company needs additional capital, the Company may offer to sell additional stock with rights, preferences and privileges senior to our common stock. Any such issuance would dilute the outstanding shareholders’ equity interests in the Company and might adversely affect the value of the outstanding shares.
We do not intend to declare dividends.
      We have not paid any dividends in the past and do not anticipate paying any dividends in the foreseeable future.
ITEM 3. DESCRIPTION OF PROPERTY
      The Company’s executive offices are located in San Diego, California. The Company’s operations center facility is located in San Clemente, California. The Healthcare Pilot operations and the Company’s corporate IT, corporate marketing and corporate finance operations are located at this facility. The Company also has outside offices in the following locations: Dallas, Texas (for business development and to work with Crowley); Austin, Texas (Clarity); Nashville, Tennessee (IML); Atlanta, Georgia (national sales office) and Wan Chai, Hong Kong (headquarters for our China operations). The corporate headquarters office consists of 3,193 square feet and is located in downtown San Diego. We are currently leasing this space on a month-to-month basis while we negotiate the terms of a long-term lease. The San Clemente operations center consists of approximately 7,000 square feet. This lease is for 36 months, with a 12 month renewal option, and expires in June of 2008. The Clarity Imaging office is in Austin and consists of approximately 1,300 square feet This lease is for 24 months, with a 24 month renewal option, and expires in March of 2007. The other offices are all in the 1,000 square foot or smaller range, and under month to month terms.
ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.
      The following table sets forth certain information regarding the beneficial ownership of the shares of common stock as of September 30, 2005 by (i) each person who is known by the Company to be the beneficial owner of more than five percent (5%) of the issued and outstanding shares of common stock,

(ii) each of the Company’s directors and executive officers and (iii) all directors and executive officers as a group.
     Except as otherwise indicated, the address of each of the persons listed below is c/o Bridgetech Holdings International, Inc., 402 West Broadway, 26th Floor, San Diego, California 92101.

	Amount and Nature
Name And Address	of Beneficial Ownership	Percent of Class (1)
Herbert Wong (2)	4,306,179	21%
Michael D. Chermak (3)	2,931,475	14%
Scott Landow	2,524,671	13%
Thomas C. Kuhn III (4)	2,600,000	13%
Moore, Clayton & Co.	1,500,000	8%

All officers and directors as a group	9,837,654	43%

(1)	Based upon 18,832,466 shares of common stock outstanding on October 31, 2005. The amounts and percentage of common stock beneficially owned are reported on the basis of regulations of the Securities and Exchange Commission (the “Commission”). Under the rules of the Commission, a person is deemed to be a beneficial owner of a security if that person has or shares “voting power,” which includes the power to vote or direct the voting of the security, or “investment power,” which includes the power to dispose of or direct the disposition of the security. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. In addition, in determining the number and percentage of shares beneficially owned by each person pursuant to options exercisable within 60 days after September 30, 2005, shares issuable upon exercise of such options are deemed outstanding for the purpose of determining the total number outstanding for such person and are not deemed outstanding for such purpose for all other stockholders. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest.

(2)	Includes 1,500,000 shares issuable upon the exercise of currently exercisable stock options. Also includes 96,949 shares owned by Mr. Wong’s wife for which Mr. Wong disclaims beneficial ownership.

(3)	Includes 1,250,000 shares issuable upon the exercise of currently exercisable stock options.

(4)	Includes 1,250,000 shares issuable upon the exercise of currently exercisable stock options.
ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.
     Set forth below are the directors and officers of the Company.

Name	Age	Positions
Herbert Wong	53	Executive Chairman and Director
Michael D. Chermak	46	President, Chief Executive Officer and Director
Thomas C. Kuhn III	43	Executive Vice President, Chief Financial Officer, Secretary, Treasurer and Director
Joseph Liu	42	President, Asia Operations

Name	Age	Positions
Carrie Yuen	50	Strategist & Regulatory Affairs
Rick Howard	44	Senior Vice President, Strategic Alliances
Rick Dionne	34	Senior Vice President, Marketing & Sales
Janet Waldo	37	President, Bridgetech Bioscience
John Relic	53	President, Clarity
Derek Cahill	34	President, Healthcare Pilot
Evans M. Clements III	45	President, IML
     Herbert Wong has been the Chairman of the Board of Directors since the Company’s inception in February of 2005. Dr. Wong has more than 20 years of diversified executive leadership experience in the healthcare field. He is a former Senior Vice President and Chief Strategist for Columbia/HCA and the Founder and Executive Chairman of United Premier Medical Group of Hong Kong. Mr. Wong earned a Ph.D. in Sociology from the University of California, Santa Barbara.
     Michael D. Chermak has been the President and Chief Executive Officer of the Company since May 2, 2005. Mr. Chermak has served as a member of the Board of Directors of the Company since May, 2005. Mr. Chermak has more than 25 years of healthcare industry experience with extensive expertise in establishing and leading start-up companies. He was the founder and CEO of Healthdemographics, which he sold in 1998, and he was also the founder of Medibuy.com. Mr. Chermak serves as a director of Origin Agritech Limited, which is a publicly-traded company engaged in the business of developing and distributing hybrid corn. Mr. Chermak received a bachelor’s degree in business administration from the University of New Mexico.
     Thomas C. Kuhn III has been the Executive Vice President and Chief Financial Officer of the Company since March 2005. He has also served as a member of the Board of Directors, as Secretary and as treasurer of the Company since May 2005. Mr. Kuhn has more than 21 years of financial experience. Mr. Kuhn founded and has served as the CEO of TK3 Solutions, a financial consulting business, since 2003. From 2001 to 2003, Mr. Kuhn was the Chief Financial Officer of Skylight Financial in the financial services sector. Prior to working for Skylight, Mr. Kuhn served as the Chief Financial Officer of Caredata, Inc., a healthcare information business. He has also worked for First Data Corporation, a financial services business, in various financial positions. He has also served as a public accountant with Ernst and Young as well as Clayton, Miller and Company. Mr. Kuhn received a Bachelor of Science Degree in accounting for the University of South Carolina and is a Certified Public Accountant.
     Joseph Liu has served as the President of our Asia operations since December 2005. Prior to joining the Company, Mr. Liu was a Senior Manager for Hong Kong Science & Technology Parks Corporation, where he led the strategic development and implementation of the Biotechnology/Life Sciences Program. Prior to that, Mr. Liu served as a Sales and Marketing Manager for China Concord Limited and as a Business Unit Manager for Mekim Limited. Mr. Liu received his Ph.D. in Radiological Health Sciences from Colorado State University. Mr. Liu also served as a fellow in the Department of Human Oncology at the University of Wisconsin School of Medicine.
     Carrie Yuen serves as our Strategist and Regulatory Affairs Officer. Ms. Yuen previously served as a China Corporate Planner and strategist for the A.S. Watson Group, a subsidiary of Hutchison Whampoa Limited. Ms. Yuen was also a partner at Price Waterhouse, where she provided tax, regulatory and business advisory services to clients.

     Rick Howard serves as our Senior Vice President for Strategic Alliances, a position which he has occupied since July 2005. From March 2002 until June 2005, Mr. Howard served as the Vice President of Sales for Kryptiq Corporation. From June 2001 until March 2002, Mr. Howard served as the Executive Vice President of Business Development and Alliances for Enercom, and from October 1999 until June 2001, Mr. Howard served as the Vice President of Strategic Alliances for Efusion Incorporated, which was spun-off from Intel Corporation.
     Rick Dionne is our Senior Vice President of Marketing and Sales. Prior to joining us, Mr. Dionne served as the Vice President of Business Development for Caredata and the Chief Operating Officer of Armada Communications LLC.
     Janet Waldo serves as the President of Bridgetech Bioscience, a position that she has held since November 2005. From 2002 until 2005, Ms. Waldo served as the Associate Director, Clinical Operations, for PPD Development. Prior to that position, Ms. Waldo was the Director, Clinical Operations, for Protein Polymer Technologies.
     John Relic is the President of Clarity, which the Company acquired earlier this year. Prior to joining Clarity, Mr. Relic was self-employed.
     Derek Cahill is the President of Healthcare Pilot, which the Company acquired earlier this year. Prior to joining HealthCare Pilot, Mr. Cahill was the President of On Demand Business Software, and prior thereto, he served as the Vice President of Product Development for Commercescout and the Chief Technology Officer of Medibuy.
     Evans M. Clements III is the President of International MedLink, which the Company acquired earlier this year. Mr. Clements has served as the President or Chief Executive Officer of International MedLink since November 2004, and he was the Chief Executive Officer of Pacific Rim Nurses, LLC from August 2002 until November 2004. Mr. Clemens was also a Managing Director of Innovative Health Partners from February 2002 until April 2003 and was the Director of Business Development for Williams, Crosslin, Sparks & Vaden, PLLC/Stat Solutions, LLC from April 1999 until February 2002.
     The Board of Directors does not have any committees. All functions of the nominating committee, audit committee and compensation committee are performed by the full Board of Directors. There are no independent members of the Board of Directors.
ITEM 6. EXECUTIVE COMPENSATION
Summary Compensation Table
     The following table sets forth the cash compensation paid by the Company to its Chief Executive Officer and to all other executive officers for services rendered from January 1, 2002 through December 31, 2004. Please note that Mr. Landow resigned from his office as Chief Executive Officer of the Company on May 1, 2005. Currently, Michael D. Chermak is the President and Chief Executive Officer of the Company; Herbert Wong is the Chairman and Thomas C. Kuhn III is the Chief Financial Officer.

		Annual			Long-Term Compensation
		Compensation				Securities	All
				Other Annual	Restricted	Underlying	Other
Name and Principal Position(s)	Year	Salary	Bonus	Compensation	Stock	Options	Compensation
Scott Landow (1)	2004	$150,000	$0	$0	0	0	0
Chief Executive Officer	2003	$87,500	$0	$0	0	0	0
	2002	$120,000	$0	$0	0	0	0

(1)	Approximately $87,500, $112,000 and $150,000 in salary to Mr. Landow were accrued and unpaid for the years ending December 31, 2002, 2003 and 2004, respectively. These accrued amounts were converted to equity in 2005.
Stock Option Grants During the Fiscal Year
     There were no stock options granted during the year ended December 31, 2004. During 2005, the Company granted stock options to members of its current management team as well as certain other employees and consultants. See “Recent Sales of Unregistered Securities.”
Stock Option Exercises during the most recent Fiscal Year
     There were no stock option exercises during the fiscal year ended December 31, 2004.
Compensation of Directors
     At the present time, directors receive no compensation for serving as directors of the Company; although the Company may decide to compensate its non-officer directors in the future. All directors receive reimbursement for out-of-pocket expenses in attending meetings of the Board of Directors. From time to time the Company may engage certain members of the Board of Directors to perform services on behalf of the Company and will compensate such persons for such services
Employment Contracts; Termination of Employment and Change-in-Control Arrangements
     The Company has entered into written employment contracts with Mr. Wong, Mr. Chermak, Mr. Kuhn, Ms. Waldo and Mr. Liu.
     The Company’s agreement with Dr. Wong was entered into on May 1, 2005 and has a three-year term, which is automatically renewed each year for three years from the date of renewal, unless terminated by either party upon 30 days notice or otherwise terminated in accordance with its terms. The agreement provides a base salary for Dr. Wong of $400,000. If the Company terminates his employment without cause, or upon certain changes in control of the Company, Dr. Wong would be entitled to a one-time severance payment in an amount equal to his then-current base salary plus an amount equal to a 100% bonus for the remaining term of his contract. Dr. Wong is also entitled to an annual cash bonus and annual options grants in amounts to be determined by the Compensation Committee or the entire Board of Directors, as appropriate. Dr. Wong is entitled to a monthly car allowance of $1,000, as well as participation in the Company’s health and other benefit plans. Subject to certain exceptions, Dr. Wong is prohibited from competing with the Company for one year after the termination of his employment with the Company.
     The Company’s agreement with Mr. Chermak was entered into on April 1, 2005 and has a three-year term, which is automatically renewed each year for three years from the date of renewal, unless terminated by either party upon 30 days notice or otherwise terminated in accordance with its terms. The agreement provides a base salary for Mr. Chermak of $400,000. If the Company terminates his employment without cause, or upon certain changes in control of the Company, Mr. Chermak would be entitled to a one-time severance payment in an amount equal to his then-current base salary plus an amount equal to a 100% bonus for the remaining term of his contract. Mr. Chermak is also entitled to an annual cash bonus and annual options grants in amounts to be determined by the Compensation Committee or the entire Board of Directors, as appropriate. Mr. Chermak is entitled to a monthly car allowance of $1,000, as well as participation in the Company’s health and other benefit plans. Under the terms of the agreement, Mr. Chermak was also granted 1,250,000 shares of the Company’s stock upon signing, with an antidilution provision such that, if at any time in the future this grant shall represent less than an 8% equity interest in the Company, the Company shall be obligated to grant additional shares to Mr. Chermak in an amount such that the additional shares, together with the initial grant, represent an 8% equity interest in the Company. Subject to certain exceptions, Mr. Chermak is prohibited from competing with the Company for one year after the termination of his employment with the Company.
     The Company’s agreement with Mr. Kuhn was entered into on March 14, 2005 and has a three-year term, which is automatically renewed each year for three years from the date of renewal, unless terminated by either party upon 30 days notice or otherwise terminated in accordance with its terms. The agreement provides a base salary for Mr. Kuhn of $350,000. If the Company terminates his employment without cause, or upon certain changes in control of the Company, Mr. Kuhn would be entitled to a one-time severance payment in an amount equal to his then-current base salary plus an amount equal to a 100% bonus for the remaining term of his contract. Mr. Kuhn is also entitled to an annual cash bonus and annual options grants in amounts to be determined by the Compensation Committee or the entire Board of Directors, as appropriate. Mr. Kuhn is entitled to a monthly car allowance of $1,000, as well as participation in the Company’s health and other benefit plans. Under the terms of the agreement, Mr. Kuhn was also granted 1,000,000 shares of the Company’s stock upon signing, and received a relocation payment, with an antidilution provision such that, if at any time in the future this grant shall represent less than a 5% equity interest in the Company, the Company shall be obligated to grant additional shares to Mr. Kuhn in an amount such that the additional shares, together with the initial grant, represent a 5% equity interest in the Company. Subject to certain exceptions, Mr. Kuhn is prohibited from competing with the Company for one year after the termination of his employment with the Company.
     The Company’s agreement with Mr. Liu, effective as of December 8, 2005, provides that we will pay Mr. Liu HK$120,000 per month and that Mr. Liu will be eligible for a bonus in an amount equal to one-half of his salary, provided that he achieves certain goals to be established by him and the Company. In addition, Mr. Liu’s agreement provides that he received 50,000 shares of our common stock upon the commencement of his employment and options to purchase 100,000 shares of our common stock at a price equal to the fair market value of the stock on the date of grant. Mr. Liu will be entitled to receive options to purchase 50,000 more shares each year during his employment. Mr. Liu’s employment may be terminated by either Mr. Liu or the Company at any time upon two months’ prior written notice or without notice by the Company upon payment by the Company of two months’ salary.
     The Company’s agreement with Ms. Waldo, effective as of November 21, 2005, is for a one-year term and may be renewed by the mutual agreement of the parties. This agreement provides that Ms. Waldo will receive an annual base salary of $150,000 and will be entitled to receive bonus compensation in an amount between 25% and 75% of her salary based upon the completion of certain agreed-upon performance criteria. In addition, we issued 50,000 shares of common stock and options to purchase an additional 50,000 shares of common stock. Ms. Waldo is also eligible to participate in the Company’s stock option plan. Our agreement with Ms. Waldo provides that she will not compete with the Company for a period of one year following termination of her employment with the Company (but will not extend beyond December 31, 2009) and that she will not solicit customers, employees, agents or consultants of, or entities having material business relationships with, the Company for a period of one year following termination of her employment with the Company.
ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     In February 2005, the Company acquired all the outstanding stock of Old Bridgetech. Mr. Wong was one of the founders of Old Bridgetech. In connection with this transaction, the Company issued 5,814,357 shares of common stock to the former stockholders of Old Bridgetech, including 2,543,781 shares of common stock issued to Mr. Wong and 2,543,781 shares of common stock issued to Mr. Landow.
     In March of 2005, the Company purchased 80% of Healthcare Pilot. Then, in June 2005, we amended our agreement with Healthcare Pilot to provide that we would acquire 100% of the outstanding stock. Pursuant to the amendment, we agreed to issue 585,406 shares of the Company’s common stock to Mr. Chermak, the sole shareholder of Healthcare Pilot. Up to the point of the initial transaction in March 2005, Michael Chermak was the Chairman of the Board of Directors and the Chief Executive Officer of Healthcare Pilot. Mr. Chermak has also made a verbal commitment to guarantee a loan to Healthcare Pilot by Indymac Bank in the principal amount of $341,442, the entire amount of which remains outstanding. The loan bears interest at a rate of 8.5% and is payable on demand.
     In April 2005, Scott Landow, the former Chief Executive Officer of the Company, and Rich Propper, a former director of the Company, each converted debt in shares of the Company’s common stock. Mr. Landow converted debt in the amount of $594,121 into 480,889 shares of common stock, and Mr. Proper converted debt in the amount of $611,364 into 494,846 shares of common stock.
     In May of 2005, the Company purchased IML. Herbert Wong was Chairman of the Board of Directors of IML. The entity was purchased for 386,328 shares of common stock, with the potential to receive an additional 386,328 shares after three years if certain performance criteria are satisfied. Dr. Wong received 24%, and his wife received 1.25%, of the total consideration of this acquisition.
     In May of 2005, the Company purchased Clarity. Herbert Wong was the Chairman of the Board of Directors of Clarity. The entity was purchased for 368,068 shares of common stock, with the potential to receive an additional 368,068 shares after three years if certain performance criteria are satisfied. Dr. Wong received 20%, and his wife received 25%, of the total consideration of this acquisition.
     In connection with Mr. Landow’s resignation from the Company in May 2005, the Company and Mr. Landow entered into a settlement agreement and general release whereby all outstanding stock options held by Mr. Landow were cancelled, and the Company and Mr. Landow entered into a consulting agreement for a period of 18 months beginning May 1, 2005. The Company is obligated to pay Mr. Landow $15,000 per month under this consulting agreement.
     The purchase price calculations for the Healthcare Pilot, Clarity and IML acquisitions were structured in the same fashion. First, the Company evaluated the future cash flow projections for each entity. Then, the net present value of future cash flows for three years was calculated. For each entity, common stock was granted in an amount equal to 40% of this present value calculation. If Clarity and IML, if those entities meet the future cash flow projections used in these calculations, we will issue additional shares to the former shareholders of those companies in the amounts described above (representing an additional 40% of the present value).
ITEM 8. DESCRIPTION OF SECURITIES
Common Stock
     The Company is authorized to issue 50,000,000 shares of Common Stock, $.001 par value, of which, as of October 31, 2005, 18,832,466 shares were issued and outstanding and beneficially held by approximately 868 stockholders. Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders generally. The approval of proposals submitted to stockholders at a meeting other than for the election of directors requires the favorable vote of a majority of the shares voting, except in the case of certain fundamental matters (such as certain amendments to the Articles of Incorporation, and certain mergers and reorganizations), in which case Delaware law and the Company’s Bylaws require the favorable vote of at least a majority of all outstanding shares. Directors are elected by plurality vote. Stockholders are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefore, and in the event of liquidation, dissolution or winding up of the Company to share ratably in all assets remaining after payment of liabilities. The holders of shares of Common Stock have no preemptive, conversion, subscription or cumulative voting rights.
Preferred Stock
     The Company is authorized to issue 10,000,000 shares of preferred stock, $.002 par value per share (“Preferred Stock”), none of which is issued or outstanding. The Company’s Board of Directors is authorized to issue from time to time, without shareholder authorization, in one or more designated series or classes, any or all of the authorized but unissued shares of Preferred Stock with such dividend, redemption, conversion and exchange provisions as may be provided in the particular series. Any series of Preferred Stock may possess voting, dividend, liquidation and redemption rights superior to that of the Common Stock. The Board has designated 300,000 shares of Preferred Stock as “Series A Convertible Preferred Stock.” These shares of Series A Preferred Stock is convertible into shares of common stock at a specified ratio, and votes on an as-converted basis with the common stock as a single class. The Series A Preferred also has a liquidation preference, is entitled to a specified cash dividend, and is redeemable by the Company. All shares of Series A Preferred Stock have been converted into shares of common stock, and there are no shares of Series A Preferred Stock outstanding. The rights of the holders of Common Stock will be subject to and may be adversely affected by the rights of the holders of any Preferred Stock that may be issued in the future. Issuance of a new series of Preferred Stock, while providing desirable flexibility in connection with possible acquisition and other corporate purposes, could make it more difficult for a third party to acquire, or discourage a third party from acquiring, a majority of the outstanding voting stock of the Company.
PART II
ITEM 1 MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.
     The Company’s common stock has been quoted over the counter on the Pink Sheets over the counter quotation service under the symbol “BGTH.PK” since February 18, 2005. Prior to terminating the registration of its common stock under the Exchange Act in December 2004, Parentech’s common stock was quoted on the OTC Bulletin Board under the symbol PRNH.OB. From February 18, 2005 through the filing of this registration statement, the high and low bid prices for the Company’s common stock were $6.05 and $2.00, respectively. The high and low bid information stated above reflects inter-dealer prices, without retail mark-up, mark-down or commission and may not reflect actual prices. The Company considers its common stock to be thinly traded and that any reported bid or sale prices may not be a true market-based valuation of the Common Stock. As of the date of the filing of this registration filing, there were approximately 884 record holders of the Company’s Common Stock. The Company has not paid any cash dividends since its inception and does not contemplate paying dividends in the foreseeable future. It is anticipated that earnings, if any, will be retained for the operation of the Company’s business.

Period	High Bid	Low Bid
Calendar 2005 (as Bridgetech)
First Quarter	$5.95	$2.00
Second Quarter	$6.05	$2.50
Third Quarter	$4.20	$2.05

Calendar 2004 (as Parentech)
First Quarter	$0.24	$0.08
Second Quarter	$0.35	$0.02
Third Quarter	$0.15	$0.07
Fourth Quarter	$0.07	$0.03

Calendar 2003
First Quarter	$0.24	$0.08
Second Quarter	$0.35	$0.02
Third Quarter	$0.15	$0.07
Fourth Quarter	$0.07	$0.03
Equity Compensation Plan Information
     The Company has two stock option plans: the 2001 Stock Option Plan (the “2001 Plan”) and the 2005 Stock Option Plan (the “2005 Plan”). There are currently no options outstanding under the 2001 Plan, and as a result of the 1-for-200 reverse split of the Company’s outstanding stock earlier this year and the corresponding adjustment to the 2001 Plan, only 10,000 options remain available for future issuance under the 2001 Plan. The Company does not intend to grant any more options under the 2001 Plan. The Company’s 2005 Plan, which was implemented after the reverse split, provides for the grant of options to purchase up to 5,000,000 shares of the Company’s common stock at consideration to be determined from time-to-time by the Company’s Board of Directors. Both plans have been approved by the Company’s Board of Directors and shareholders.

Number of
	Number of		securities remaining
	Securities to be		available for future
	issued upon	Weighted-average	issuance under
	exercise of	exercise price of	equity compensation
	outstanding	outstanding	plans (excluding
	options, warranties	options, warrants	securities reflected
	and rights	and rights	in column (a))
	(a)	(b)	(c)
Equity Compensation plans approved by security holders	4,000,000	$1	1,010,000
Equity compensation plans not approved by security holders
Total	4,000,000	$1	1,010,000
     2005 Plan. A total of 5,000,000 shares were reserved for issuance from time to time under the 2005 Plan. This number would be adjusted in the event of any change in the outstanding common stock of the Company by reason of any stock dividend, stock split or similar corporate change. If an option granted under the 2005 Plan expires or otherwise terminates without having been exercised, the shares of common stock subject to such option shall be available for grant again under the 2005 Plan. As of the date of filing of this registration statement, options to purchase 4,000,000 shares had been issued under the 2005 Plan, of which 4,000,000 have vested and are currently exercisable.
     The 2005 Plan is administered by the Company’s Board of Directors. The Board of Directors may grant options to any employee, consultant or director of the Company or any of its subsidiaries. On the date of grant, the board of directors will determine the vesting schedule, expiration date and option exercise price for each option. The per-share exercise price of any incentive stock option, or ISO, may not be less than the fair market value of a share of the Company’s stock on the date of grant, as determined in accordance with the terms of the 2005 Plan. The per-share exercise price of any nonstatutory stock option, or NSO, may not be less than 85% of the fair market value of a share of the Company’s common stock on the date of grant.
     The 2005 Plan was adopted by the Company’s shareholders on May 2, 2005. The Board of Directors may terminate or amend the 2005 Plan at any time. No such termination or amendment may adversely affect any option previously granted under the 2005 Plan. Any increase in the maximum number of shares for which options may be granted under the 2005 Plan must be approved by the Company’s shareholders.
ITEM 2. LEGAL PROCEEDINGS
     On August 20, 2005, the Company was served with a complaint filed by Carttronics, LLC, a California limited liability company, in the Superior Court of San Diego, California. Along with the Company, Retail Pilot, Inc., Michael Chermak and several other non-executive employees of the Company were named as defendants in this lawsuit. Carttronics alleges, among other things, that the defendants misappropriated trade secrets of Carttronics related to its shopping cart, loss prevention technology and engaged in unfair competition with Carttronics. Carttronics seeks both injunctive relief and unspecified monetary damages. The Company has engaged local counsel and intends to defend itself vigorously in this matter. The Company has not developed any product in this market, has no plans to develop a product in this market, has never gained a customer nor earned any revenue in this market and is not currently using that technology in any of its current product offerings. The Company does not anticipate that this litigation will result in a material adverse effect to the Company.
ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
     Not Applicable.
ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES
     During the last three years the Company sold unregistered shares of its common stock in the following transactions:
•	In February of 2005, in connection with the acquisition of Old Bridgetech, the Company issued 5,814,357 shares of common stock to four former stockholders of Old Bridgetech. The Company relied on the exemption from registration provided by Section 4(2) of the Securities Act of 1933 (the “1933 Act”) in completing this transaction.

•	In conjunction with the acquisition of the outstanding stock of Old Bridgetech in February 2005, the Company issued 1,583,290 shares of $0.001 par value common stock to 26 debt holders. The debt extinguished in this transaction totaled $1,956,096, and was comprised of convertible notes payable, accrued payroll and accrued interest. There was no underwriter involved in this issuance. The Company relied on the exemption from registration provided by Section 4(2) of the 1933 Act in completing this transaction.

•	In February of 2005 the Company sold 1,300,000 of $0.001 par value common stock to four investors for $175,000. The proceeds were used for working capital purposes. There was no underwriter involved in this issuance. The Company completed this transaction in reliance on the exemption from registration provided by Section 4(2) of the 1933 Act.

•	In March of 2005 the Company issued 790,000 shares of Common Stock in consideration for consulting services provided and to be provided throughout the remainder of 2005. There was no underwriter involved in this issuance. The Company completed this transaction in reliance on the exemption from registration provided by Rule 506 promulgated under the 1933 Act.

•	In March of 2005 the Company sold 1,112,500 of common stock at $1.00 per share. The proceeds were used for working capital purposes. There was no underwriter involved in this issuance. The Company completed this transaction in reliance on the exemption from registration provided by Rule 506 promulgated under the 1933 Act.

•	In May of 2005, the Company issued 386,328 shares of common stock to the former shareholders of IML. The Company’s agreement with IML requires that we issue an additional 386,328 shares to these shareholders after three years if certain performance criteria are satisfied. The Company completed this transaction in reliance on the exemption from registration provided by Section 4(2) of the 1933 Act.

•	In May of 2005, the Company issued 368,068 shares of common stock to the former shareholders of Clarity. The Company’s agreement with Clarity requires that we issue an additional 368,068 shares to these shareholders after three years if certain performance criteria are satisfied. The Company completed this transaction in reliance on the exemption from registration provided by Rule 506 promulgated under the 1933 Act.

•	In June of 2005 the Company issued 585,406 shares of common stock in connection with the amended purchase agreement to purchase 100% of the outstanding stock of Retail Pilot, Inc. The Company completed this transaction in reliance on the exemption from registration provided by Section 4(2) of the 1933 Act.

•	The Company has issued shares of common stock to various employees in connection with their employment. In March 2005, the Company granted 1,000,000 shares to Mr. Kuhn. In April, the Company granted 1,250,000 shares to Mr. Chermak, and the Company has granted an aggregate of 1,100,000 to various other employees since March 2005. The Company completed these transactions in reliance on the exemptions from registration provided by Rules 506 and 701 promulgated under the 1933 Act.

•	In October 2005, the Company issued 3,000,000 shares of common stock to 22 accredited investors at a price of $1.00 per share. The Company completed these transactions in reliance on the exemptions from registration provided by Rule 506 promulgated under the 1933 Act.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS
     Under Section 145 of the Delaware General Corporation Law, the Company has broad powers to indemnify its directors and officers against liabilities that they may incur in their capacities as directors and officers of the Company. The Company’s Certificate of Incorporation provides that the Company shall indemnify, to the maximum extent permitted by law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that such person is or was an officer, director, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another entity. The Company’s Bylaws also provide that the Company has the power to indemnify its directors, officers, employees and other agents to the maximum extent permitted by Delaware law; provided, however, that the Bylaws provide that the Company shall indemnify any such person in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors. The Certificate of Incorporation further provides that the Company may, to the maximum extent permitted by law, pay or advance expenses incurred by an officer or director in defending a civil or criminal action, suit or proceeding.

FINANCIAL STATEMENTS
Bridgetech Holdings International, Inc. (formerly Parentech, Inc.)
(A Development Stage Company)

Table of Contents	F – 1

Condensed Balance Sheet as of September 30, 2005	F – 2

Condensed Statements of Operations as of September 30, 2005	F – 3

Condensed Statements of Cash Flows as of September 30, 2005	F – 4

Report of Independent Certified Public Accountants	F – 5

Consolidated Balance Sheet as of December 31, 2004	F – 6

Consolidated Statements of Operations as of December 31, 2004	F – 7

Consolidated Statements of Changes in Shareholders’ Deficit as of December 31, 2004	F 8-10

Consolidated Statements of Cash Flows	F – 11

Notes to Consolidated Financial Statements	F 12-24
See accompanying notes to financial statements.

BRIDGETECH HOLDINGS INTERNATIONAL, INC.
(A Development Stage Company)
CONDENSED BALANCE SHEETS

	September 30,	September 30,
	2005	2004
ASSETS
Cash and cash equivalents	$73,293	$24,308

Accounts Receivable	56,814	—
Inventory	120,245
Loan receivable – related party	149,815	158,955
Other assets	—	—

Total current assets	542,624	183,263

Furniture and fixtures, net of accumulated depreciation of $ and $4,191	73,956	17,500
Intangibles, net	—	560,123
Intellectual Property Rights	160,556	—
Other assets	50,000	16,500

Total assets	$827,136	$777,386

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Liabilities:
Accounts payable	$230,996	$320,068
Accrued Expenses	423,189	—
Notes payable – principally related parties	566,442	1,462,210
Accrued interest payable – principally related parties	—	180,407
Accrued payroll and related payables	174,155	127,132

Total current liabilities	1,394,782	2,089,817

Royalty agreement payable, net of discount	—	1,713,695

Shareholders’ deficit:

Series A 8% cumulative convertable preferred stock, $.000001 par value; 5,000,000 shares authorized, 0 and 252,000 shares issued and outstanding at September 30, 2005 and 2004, respectively.	—	504
Common stock, par value $.001, 50,000,000 shares authorized, 44,404,899 shares issued at September 30, 2004; 15,987,257 shares issued at September 30, 2005	45,934	42,402
Additional paid-in-capital	6,473,584	2,530,408

Deficit accumulated during development stage	(7,087,164)	(5,599,440)

Total shareholders’ deficit	(567,646)	(3,026,126)

Total liabilities & shareholders’ deficit	$827,136	$777,386

See accompanying notes to financial statements.

BRIDGETECH HOLDINGS INTERNATIONAL, INC.
(A Development Stage Company)
CONDENSED STATEMENTS OF OPERATIONS

			February 10, 2000
	For the Nine Months		(inception) to
	Ended September 30,		Sept. 30, 2005
	2005	2004	2005

Revenues	$294,101	$—	$395,061

Cost of Goods Sold	135,092	—	185,143

Gross Profit	159,009	—	209,918

Operating expenses:
General and administrative	2,504,452	182,164	4,988,294
Research and development	178,313	35,046	1,993,573
Depreciation and amortization	15,485	108,416	534,235
Impairment Loss	—	—	963,475
Gain on extinguishment of debt	—	—	(453,936)

Total operating expenses	2,698,250	325,626	8,025,641

Operating loss	(2,539,241)	(325,626)	(7,815,723)
Other income (expense):
Amortization of royalty agreement discount	—	(85,422)
Write off of Royalty Agreement	—	—	1,079,713
Loss from misappropriation	—	—	(120,981)
Interest expense	(19,310)	(72,780)	(292,030)
Interest and other income	3,068	6,324	317,373

Total other expense	(16,247)	(151,878)	984,075

Net loss before income taxes	(2,555,488)	(477,504)	(6,831,648)

Income taxes	—	—	4,000

Net Loss	$(2,555,488)	$(477,504)	$(6,827,648)

Net loss per common share -basic and diluted	$(0.16)	$(0.01)

Weighted Average Common Shares Outstanding – Basic and Diluted	15,987,257	43,845,118

See accompanying notes to financial statements.

BRIDGETECH HOLDINGS INTERNATIONAL, INC
(A Development Stage Company)
CONDENSED STATEMENTS OF CASH FLOWS

			February 10, 2000
	For the Nine Months Ended		(inception) to
	September 30,		September 30, 2005
	2005	2004
			September 30, 2005
Cash Flows from Operating Activities:
Net (Loss)	$(2,555,488)	$(477,504)	$(6,835,648)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	15,485	108,416	534,235
Impairment Loss	—	—	963,475
Loss on disposal	—	—	21,931
Amortization of discount on royalty agreement	—	85,422	548,560
Gain on extinguishment of debt & equity		—	(2,073,470)
Issuance of stock for services		—	217,461
Changes in operating assets and liabilities:	82,250	—
(Increase) decrease in:
Accounts receivable	(56,814)	—	(56,814)
Loan receivables	—	(158,955)
Work in Process			(120,245)
Inventory	(120,245)	6,923
Prepaid expenses	—	(16,500)	(16,500)
Other assets	(140,957)	(4,907)	(125,955)
Accounts payable and accrued expenses	298,821	139,122	891,041
Accrued payroll	4,709	23,225	484,746

Net cash used in operating activities	(2,472,239)	(294,758)	(5,567,183)

Cash Flows from Investing Activities:
Purchase of intangibles	(170,000)	—	(260,882)
Investment in Joint Venture	(50,000)	—	(199,815)
Purchase of equipment	(79,997)	—	(108,488)

Net cash used by investing activities	(299,997)	—	(569,185)

Cash Flows from Financing Activities:
Proceeds from notes payable	616,442	367,417	2,818,543
Principal payment of notes payable	(50,000)	(48,351)	(1,759,188)
Proceeds from stock subscription	—	—	(57,660)

Proceeds from sale of stock	2,269,525	—	5,207,966

Net cash provided by financing activities	2,835,967	319,066	6,209,661

Net Increase in Cash and Cash Equivalents	63,731	24,308	73,293
Cash and Cash Equivalents, Beginning	9,562	—	0

Cash and Cash Equivalents, Ending	$73,293	$24,308	$73,293

See accompanying notes to financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and board of directors
Parentech, Inc.
We have audited the accompanying consolidated balance sheet of Parentech, Inc. (a Delaware corporation) as of December 31, 2004, and the related consolidated statements of operations, changes in shareholders’ deficit and cash flows for the years ended December 31, 2004 and 2003 and for the period from February 10, 2000 (inception) through December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) . Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provided a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Parentech, Inc. and its subsidiaries as of December 31, 2004, and the results of their operations and their cash flows for the years then ended December 31, 2004 and 2003 and the period February 10, 2000 through December 31, 2004 in conformity with accounting principles generally accepted in the United States.
These financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has operating and liquidity concerns, has incurred an accumulated deficit of approximately $4,280,000 through the period ended December 31, 2004, and current liabilities exceeded current assets by approximately $1,877,000 at December 31, 2004. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans as to these matters are also described in Note 2. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of these uncertainties.
/s/ Jewett Schwartz & Associates
JEWETT, SCHWARTZ & ASSOCIATES
HOLLYWOOD, Florida,
November 7, 2005

PARENTECH, INC.
(A Development Stage Company)
BALANCE SHEET
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$9,562
Other assets	—

Total current assets	9,562
Furniture and fixtures	—
Investments	149,815
Other assets	1,500
Intangibles, net	—

Total assets	$160,877

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:

Accounts payable and accrued expenses	$200,800
Notes payable	1,462,210
Accrued interest payable	205,431
Accrued payroll and related payables	169,445

Total current liabilities	2,037,886

Total liabilities	2,037,886

Shareholders’ deficit:
Series A 8% cumulative convertible preferred stock, $.000001 par value: 5,000,000 shares authorized, 252,000 shares issued and outstanding at December 31, 2004	504
Series B convertible preferred stock , $.000001 par value: 5,500,000 shares authorized, 0 shares issued at December 31, 2004	—
Common stock, par value $.001, 50,000,000 shares authorized, 42,401,593 shares issued at Dec 31, 2004.	42,402
Additional paid-in-capital	2,360,248
Deficit accumulated during development stage	(4,280,163)

Total Shareholders’ deficit	(1,877,009)

Total liabilities & shareholders’ deficit	$160,877

PARENTECH, INC.
(A Development Stage Company)
STATEMENTS OF OPERATIONS

			February 10, 2000
	For the Years Ended December 31,		(Inception) to
			December 31,
	2004	2003	2004

Revenues	$—	$58,393	100,960

Cost of Goods Sold	—	50,051	50,051

Gross Profit	—	8,342	50,909

Operating expenses:
General and administrative	259,453	346,985	2,483,842
Research and development	176,640	89,792	1,815,260
Depreciation and amortization	11,134	145,164	518,750
Impairment loss	658,971	—	963,475
Gain on extinguishment of debt	(178,899)	(204,308)	(453,936)

Total operating expenses	927,299	377,633	5,327,391

Operating loss	(927,299)	(369,291)	(5,276,482)
Other income (expense):
Loss from misappropriation	—	—	(120,981)

Write off of Royalty Agreement	1,628,273	(137,140)	1,079,713
Interest and other expense	(124,872)	(68,590)	(272,715)
Interest and other income	266,542	81	314,305

Total other income (expense)	1,769,943	(205,649)	1,000,322

Net income (loss) before income taxes	842,644	(574,940)	(4,276,160)

Income taxes	800	800	4,000

Net Income (Loss)	$841,844	$(575,740)	$(4,280,160)

PARENTECH, INC.
(A Development Stage Company)
STATEMENT OF CHANGES IN SHAREHOLDERS’ DEFICIT

												Deficit
												Accumulated
	Series A Convertible		Series A 8% Cumulative		Series B Convertible					Stock		During
	Preferred Shares		Convertible Preferred		Preferred Shares		Common Stock		Stock	Subscription	Additional Paid	Development
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Subscription	Receivable	In Capital	Stage	Total
Balance at February 10, 2000 inception of development stage	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of common stock	—	—	—	—	—	—	5,321,917	5	—	—	—	—	5
Issuance of other shares of common stock	—	—	—	—	—	—	4,151,594	4	—	—	—	—	4
Preferred stock subscription	—	—	—	—	—	—	—	—	169,052	—	—	—	169,052

Net loss												(1,422,539)	(1,422,539)

Balance December 31, 2000	—	—	—	—	—	—	9,473,511	9	169,052	—	—	(1,422,539)	(1,253,478)
Conversion of notes payable to Series A preferred stock	3,440,000	—	—	—	—	—	—	3	—	—	859,997	—	860,000
Issuance of Series B preferred stock for cash	—	—	—	—	3,991,797	—	—	4	25,000	(72,510)	1,317,289	—	1,269,783
Conversion of notes payable to common stock	—	—	—	—	—	—	2,859,510	3					3
Issuance of common stock for cash	—	—	—	—	—	—	273,373	1	—	—	26	—	27
Issuance of common stock in connection with the merger	—	—	—	—	—	—	256,570	—	—	—	—	—	—

Net Loss	—	—	—	—	—	—	—	—		—	—	(1,415,979)	(1,415,979)

Balance December 31, 2001	3,440,000	—	—	—	3,991,797	—	12,862,964	$20	$194,052	$(72,510)	$2,177,312	$(2,838,518)	$(539,644)
Receipt of subscription payments										63,201			63,201

												Deficit
												Accumulated
	Series A Convertible		Series A 8% Cumulative		Series B Convertible					Stock		During
	Preferred Shares		Convertible Preferred		Preferred Shares		Common Stock		Stock	Subscription	Additional Paid	Development
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Subscription	Receivable	In Capital	Stage	Total
Adjustment of subscription payments									(25,000)		25,000		—
Issuance of Series B Preferred Stock					133,636	—							—
Issuance of common stock for cash											823		823
Issuance of common stock for services							691,295	1			22,811		22,812
Conversion of preferred shares upon merger	(3,440,000)				(4,125,433)		7,565,433	—					—
Common stock issued as a result of merger							20,641,901	21			(21)		—
Series A cumulative preferred stock assumed upon merger			252,000	504									504

Net Loss												(1,707,749)	(1,707,749)

Balance December 31, 2002	—	—	252,000	504	—	—	41,761,593	42	169,052	(9,309)	2,225,925	(4,546,267)	(2,160,053)

Adjustment stock subscription receivable										9,309	(9,309)		—
Reclassification of par value from additional paid in capital								41,720			(41,720)		—
Issuances of common stock for services							640,000	640			24,960		25,600

Net Loss												(575,740)	(575,740)

Balance December 31, 2003	—	—	252,000	$504	—	—	42,401,593	$42,402	169,052	$—	$2,199,856	$(5,122,007)	$(2,710,193)

Issuances of common stock for services							1,007,606	$1,008			$160,492		161,500
Acquisition of Common Stock From Pacific Asian Ventures							(1,007,606)	$(1,008)			$(100)		(1,108)
Write off of Start-Up Obligation from 2002									$(169,052)				$(169,052)
Net Income												841,844	841,844

Net Profit Balance December 31, 2004	—	—	252,000	$504	—	—	42,401,593	$42,402	$—	$—	$2,360,248	$(4,280,163)	$(1,877,009)

See accompanying report of independent certified public accountants and notes to the consolidated financial statements

PARENTECH, INC
(A Development Stage Company)
STATEMENTS OF CASHFLOWS

			February 10, 2000
	For the Year Ended	For the year Ended	(Inception) to
	December 31, 2004	December 31, 2003	December 31, 2004

Cash Flows from Operating Activities:

Net Profit/(Loss)	$841,844	$(575,740)	$(4,280,163)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	—	145,164	507,616
Impairment loss	658,558	—	964,062
Loss on disposal of equipment	—	—	2,156
Amortization of discount on royalty agreement	—	137,140	548,560
Gain on extinguishment of debt & equity	(1,628,273)	(204,308)	(1,903,310)
Issuance of stock for services	160,392	25,600	377,856
Changes in operating assets and liabilities:
(Increase) decrease in:
Prepaid expenses	—	7,833	—
Other assets	2,832	(4,331)	(1,499)
Accounts payable and accrued expenses	(318,454)	34,502	217,956
Accrued interest payable	97,945	68,590	166,535
Accrued payroll	68,806	108,650	386,286

Net cash from (used) in operating activities	115,350	(256,900)	(3,013,945)

Cash Flows from Investing Activities:
Purchase of intangibles	—	—	(81,902)
Investments	(149,815)		(149,815)
Purchase of equipment	—	—	(7,151)

Net cash used by investing activities	(149,815)	—	(238,868)

Cash Flows from Financing Activities:
Proceeds from notes payable	443,779	278,900	2,189,169
Repayment of notes payable	—	(22,000)	(91,550)
Issuance of stock subscription	—	—	(72,510)
Cancellation of stock subscription	(169,052)	—	(169,052)
Payment received from stock subscription	—	—	63,201
Proceeds from sale of stock	0	—	1,343,117

Net cash provided by financing activities	274,727	256,900	3,262,375

Net Increase in Cash and Cash Equivalents	9,562	—	9,562
Cash and Cash Equivalents, Beginning	—	—	—

Cash and Cash Equivalents, Ending	$9,562	$—	$9,562

Notes to the Financial Statements
For the year period from February 10, 2000 (inception) through December 31, 2004
Note 1 – Summary of Organization and Significant Accounting Policies
Organization – The Company was incorporated in February 2000. It has been in the development stage since its formation and is primarily engaged in the creation of products that enhance the well-being of infants. On July 7, 2000, the Company acquired the rights to an FDA-registered sound and motion device called “Nature’s Cradle,” an infant environmental transition sleep system that has been shown to enhance infant sleep, decrease infant crying and promote child development.
Because the Company meets the criteria of a development stage enterprise, as discussed more fully below, these financial statements are presented in accordance with Statements of Financial Accounting Standards (“SFAS”) Number 7, Accounting and Reporting by Development Stage Enterprises”.
Development Stage Enterprise: The Company is currently devoting substantially all of its efforts to establishing a new business and its planned principal operations have not commenced as of December 31, 2004. In their efforts to establish a new business, management has been developing business and marketing plans that include the following: the preparation of a financial plan, cash forecast and operating budget; the identification of sources for additional equity capital and debt financing; the commencement of research and development activities; the review of personnel requirements and the initiation of employment searches, recruiting and hiring technicians and management and industry specialists; the acquisition of operational and technological assets; and the development of marketing and distribution strategies. General and administrative expenses include professional fees, internet service charges, and other related operating expenses. Research and development expenses include those costs incurred to develop new products and enhance the existing “Nature’s Cradle” product.
Basis of Presentation: In accordance with SFAS No.7, the Company’s policy regarding the preparation of these financial statements includes the presentation of the statements of operations, changes in shareholders’ (deficiency) equity and cash flows, the cumulative amounts of revenues and expenses, shareholder equity transactions and cash flows since Inception through December 31, 2004.
The Company’s independent accountants are including a “going concern” paragraph in their accountants’ report accompanying these financial statements that cautions the users of the Company’s financial statements that these statements do not include any adjustments that might result from the outcome of this uncertainty because the Company is a development stage enterprise that has not commenced its planned principal operations. Furthermore, the “going concern” paragraph states that the Company’s ability to continue is also dependent on its ability to, among other things, obtain additional debt and equity financing, identify customers, secure vendors and suppliers, and establish an infrastructure for its operations.
Even though the Company has not commenced planned principal operations or generated revenues from prospective customers nor has it secured the funding necessary to meet its current working capital needs, management believes that, despite the extent of the financial requirements and funding uncertainties going forward, it has under development a business plan that, if successfully funded and executed as an integral part of a financial structuring, the Company can overcome the concerns of the independent accountants within the next twelve months.
Management continues to actively seek various sources and methods of short and long-term financing and support; however, there can be no assurances that some or all of the necessary financing can be obtained. Management continues to explore alternatives that include seeking strategic investors, lenders and/or technology partners and pursuing other transactions that, if consummated, might ultimately result in the dilution of the interest of the current shareholders.
Because of the nature and extent of the uncertainties, many of which are outside the control of the Company, there can be no assurances that the Company will be able to ultimately consummate planned principal operations or secure the necessary financing.
Start-up Costs: Costs incurred in connection with commencing operations, including general and administrative expenses, are charged to operations in the period incurred.
Cash and Cash Equivalents – The Company considers all unrestricted, highly liquid investments purchased with a maturity of three months or less to be cash equivalents. The carrying value of cash equivalents approximates fair value.
Fair Value of Financial Instruments – The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair market value because of the short maturity of those instruments.
Credit Risk – It is the Company’s practice to place its cash equivalents in high quality money market securities with one major banking institution. Such funds are not insured by the Federal Deposit Insurance Corporation; however the Company considers its credit risk associated with cash and cash equivalents to be minimal.
Revenue Recognition –Revenue from product sales and demonstration units is recognized upon shipment to customers at which time such customers are invoiced. Units are shipped under the terms of FOB shipping point when determination is made that collectibility is probable. The Company has adopted the Securities and Exchange Commission’s Staff Accounting Bulletin (SAB) No. 104, which provides guidance on the recognition, presentation and disclosure of revenue in financial statements.
Property and Equipment: Property and equipment are stated at cost. Depreciation and amortization are provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives. When applicable, leasehold improvements and capital leases are amortized over the lives of respective leases, or the service lives of the improvements, whichever is less.
The straight-line method of depreciation is used for financial reporting purposes.
The estimated useful lives, of property and equipment, are as follows:

YEARS
Computer equipment, peripherals and software	2-3
Office equipment	3-5
Furniture and fixtures	5-7

Expenditures for renewals and improvements that significantly extend the useful life of an asset are capitalized. The costs of software used in the business operations are capitalized and amortized over their expected useful lives. Expenditures for maintenance and repairs are charged to operations when incurred. When assets are sold or retired, the cost of the asset and the related accumulated depreciation are removed from the accounts and any gain or loss is recognized at such time.
Intangible Assets – Intangible assets, primarily patents, are amortized on a straight-line basis over the estimated useful life of the asset (See Note 4). Intangible assets are reviewed on an annual basis for impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the fair value is less than the carrying amount of the asset, an impairment loss is then recognized.
The Company regularly reviews its excess of cost over net assets acquired and other intangible assets to determine if any adverse conditions exist that would indicate impairment. Conditions that would trigger an impairment assessment include, but are not limited to, a significant adverse change in legal factors or business climate that could affect the value of an asset or an adverse action or assessment by a regulator. If the carrying amount of an asset exceeds the sum of its undiscounted cash flows, the carrying value is written down to fair value in the period identified. Fair value is calculated as the present value of estimated future cash flows using a risk-adjusted discount rate commensurate with the Company’s weighted-average cost of capital.
Research and Development Costs: Generally accepted accounting principles state that costs that provide no discernible future benefits, or costs allocated on the basis of association with revenues or among several accounting periods that serve no useful purpose, should be charged to expense in the period in which they occur. Since the Company is in its development stage, SFAS No. 2 “Accounting for Research and Development Costs” requires that certain costs be charged to current operations including, but not limited to: salaries and benefits; contract labor; consulting and professional fees; depreciation; repairs and maintenance on operational assets used in the production of prototypes; testing and modifying product and service capabilities and design; and, other similar costs.
Income Taxes – The Company uses the asset and liability method of accounting for income taxes as required by Statement of Financial Accounting Standards No. 109 (“SFAS 109”), ACCOUNTING FOR INCOME TAXES. SFAS 109 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of certain assets and liabilities
Stock Issued For Services — The value of stock issued for services is based on management’s estimate of the fair value of the Company’s stock at the date of issue or the fair value of the services received, whichever is more reliably measurable.
Stock-Based Compensation: The Company accounts for stock options issued to employees in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. As such, compensation cost is measured on the date of grant as the excess of the current market price of the underlying stock over the exercise price. Such compensation amounts are amortized over the respective vesting periods of the option grant. The Company adopted the disclosure provisions of SFAS No. 123 “Accounting for Stock-Based Compensation,” and SFAS No. 148 “Accounting for Stock

Based Compensation – Transition and Disclosure,” which permits entities to provide pro forma net income (loss) and pro forma earnings (loss) per share disclosures for employee stock option grants as if the fair-valued based method defined in SFAS No. 123 had been applied.
The Company accounts for stock options or warrants issued to non-employees for goods or services in accordance with the fair value method of SFAS 123. Under this method, the Company records an expense equal to the fair value of the options or warrants issued. The fair value is computed using an options pricing model.
Use of Estimates: In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenditures during the reported periods. Actual results could differ materially from those estimates. Estimates may include, but not be limited to, those pertaining to the estimated useful lives of property and equipment and software, determining the estimated net realizable value of receivables, and the realization of deferred tax assets.
Risks and Uncertainties – The Company is dependent on continued financing from investors to sustain the development of Nature’s Cradle and other activities necessary to commercialize new products. Management is seeking additional financing in order to fund its future activities. There is no assurance, however, that such financing will be available, if and when needed, or if available, such financing will be completed on commercially favorable terms, or that such development and other activities in connection with its planned products will be successful.
Recent Accounting Pronouncements
Other-Than-Temporary Impairment of Investments
In March 2004, the EITF of the FASB reached a consensus on Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-01”). EITF 03-01 addresses the meaning of other-than-temporary impairment and its application to debt and equity securities within the scope of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”) and equity securities that are not subject to the scope of SFAS 115 and not accounted for under the equity method of accounting. As of December 31, 2004, the Company determined that EITF 03-01 had no impact on its consolidated financial statements.
Contingently Convertible Instruments
In September 2004, the EITF reached a consensus on Issue No. 04-08, “The Effect of Contingently Convertible Instruments on Diluted Earnings Per Share” (“EITF 04-08”), which is effective for reporting periods ending after December 15, 2004. EITF 04-08 requires companies to include shares issuable under convertible instruments in diluted earnings per share computations (if dilutive) regardless of whether the market price trigger (or other contingent feature) has been met. In addition, prior period earnings per share amounts presented for comparative purposes must be restated. EITF 04-08 did not impact earnings per share in 2004.
Inventory Pricing

In November 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 151, “Inventory Costs.” The new statement amends Accounting Research Bulletin (“APB”) No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. This statement requires that those items be recognized as current-period charges and requires that allocation of fixed production overheads to the cost of conversion be based on the normal capacity of the production facilities. This statement is effective for fiscal years beginning after June 15, 2005. The Company does not expect adoption of this statement to have a material impact on its financial condition or results of operations.
Share-Based Payment
In December 2004, the FASB issued a revision of SFAS 123 (“SFAS 123(R)”) that will require compensation costs related to share-based payment transactions to be recognized in the statement of operations. With limited exceptions, the amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be remeasured each reporting period. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. SFAS 123(R) replaces SFAS 123 and is effective as of the first interim period beginning after June 15, 2005. Based on the number of shares and awards outstanding as of December 31, 2004 (and without giving effect to any awards which may be granted in 2005), we expect that the adoption of SFAS 123(R) will have no material impact to the financial statements.
Note 2 – Going Concern
These financial statements have been prepared assuming that the Company will continue as a going concern. The Company has operating and liquidity concerns, has incurred an accumulated deficit of approximately $4,280,260 through the period ended December 31, 2004, and current liabilities exceeded current assets by approximately $1,876,000 at December 31, 2004. The Company continues to pursue additional capital investment. However, there can be no assurance that the Company will be able to successfully acquire the necessary capital to continue their on-going development efforts and bring products to the commercial market. These factors, among others, create an uncertainty about the Company’s ability to continue as a going concern.
In December of 2004, the Company entered into negotiations with Bridgetech Holdings International to pursue a working relationship that would focus on Bridgetech’s business and development in China. It is the Company’s belief that such a relationship would result in the development of ongoing revenues and profitability in the future. [See Note 15 – Subsequent Events – Reverse Merger.]
Note 3 – Earnings (Loss) per Share
The Company computed basic and diluted loss per share amounts for December 31, 2004 and 2003 pursuant to the SFAS No. 128, “Earnings per Share.” The assumed effects of the exercise of outstanding stock options, warrants, and conversion of notes were anti-dilutive and accordingly, dilutive per share amounts have not been presented in the accompanying statements of operations.
Note 4 – Acquisition of Intangible Assets and Goodwill

Patent Rights:
In July 2000, the Company acquired the rights to four patents and four patent pending applications in the United States, Canada, Europe and Japan, for a certain Nature’s Cradle technology from Infant Advantage, Inc. (“Infant Advantage”) through an assignment for the benefit of creditors. The cost of the patent rights totaled $1,162,173 that consisted of cash and the assumption of certain liabilities. As of December 31, 2004, the Company determined that these patent rights had no value. As a result an impairment loss for the entire remaining amount of $658,971 was recorded in 2004.
Goodwill:
In November 2002, the Company merged with Premier Classic Acquisition Corporation The consideration paid by the former Parentech shareholders for the Premier Acquisition Corporation common stock that they received in the Merger was their Parentech common stock. In addition, as a result of the Merger, Parentech assumed approximately $300,000 of liabilities and 252,000 shares of preferred stock. Since ownership and operational control of Premier is considered to have passed to the shareholders and management of Parentech as a result of the Merger, Parentech is treated as the entity that acquired the assets of Premier for accounting purposes. The liabilities assumed were forgiven for approximately $204,000 and reflected as a gain on extinguishment of debt in the statement of operations for the year ended December 31, 2003.
In accordance with SFAS No. 141, the business combination was accounted for using the purchase method of accounting. The Company determined that the total consideration paid for the acquisition was $304,504. No identifiable assets were obtained as a result of the merger, and, as such, the entire purchase price was recorded as goodwill.
As of December 31, 2002, the Company determined that the goodwill had no fair value. As a result an impairment loss for the entire consideration of $304,504 was recorded in 2002.
Note 5 – Royalty Agreement
In connection with Parentech’s purchase of the assets of IA, Parentech and SDWCA entered into a certain royalty agreement dated July 7, 2000 (the “Royalty Agreement”), pursuant to which Parentech would pay to SDWCA, for the benefit of the creditors of IA, a percentage of the revenues received by Parentech on the sale of certain products, up to a maximum of $1,241,000. On April 17, 2002, the holders of $473,250 of the Additional Debt did not relinquish their claims against IA, and therefore were entitled to participate in the Assignment and to receive their proportionate share of distributions made by SDWCA under the Royalty Agreement, bringing the total to $1,714,250.
Management originally booked this agreement as a ‘contingent liability’, because the Nature’s Cradle reflected 100% of the Company’s focus and sales anticipating sales that would be sufficient over a 4-5 year period to completely extinguish the prior obligation. In December of 2004, it became evident that sale of the Nature’s Cradle would be minimal and a very minor focus of the company’s resources. Since the Royalty Agreement is based strictly on units sold, Management has elected to reclassify this agreement as a ‘cost of goods sold’, in a more accurate reflection of its potential effects on current and future revenues.

Note 6 – Supplemental Disclosures of Cash Flow information

			February 10, 2000
	For the Year	For the year Ended	(Inception) to
	Ended December	December 31,	December 31,
	31, 2004	2003	2004

Interest Paid	$—	$—	$1,430

Income taxes paid	800	800	3,200

Non-cash transactions:
Issuance of Series A for notes payable	—	—	860,000
Issuance of common stock for notes payable	—	—	3
Assumption of discounted royalties payments which totaled $1,714,250	—	—	1,080,268
Reclassification of accounts payable to notes payable	—	88,038	88,038
Reclassification of accrued payroll to notes payable	—	204,503	204,503
Conversion of stock subscription to common stock	—	169,052	169,052
Conversion of preferred stock to common stock	—	504	504
Adjustment to subscription receivable and common stock subscribed	—	9,309	9,309
Reclassification of par value of common stock from additional paid in capital	—	42,360	42,360
Issuance of common stock subscription	—	—	—
Issuance of common stock for services	—	25,600	217,464
Note 7 – Property and Equipment
Property and equipment are valued at cost, less accumulated depreciation as follows:
Note 8 – Income
The Company provides for income taxes in accordance with SFAS No. 109 using an asset and liability based approach. Deferred income tax assets and liabilities are recorded to reflect the tax consequences on future years of temporary differences of revenue and expense items for financial statement and income tax purposes.

Since its formation the Company has incurred net operating losses. As of December 31, 2004 the Company had a net operating loss carryforward approximating $4,300,000 available to offset future taxable income for federal and state income tax purposes that expire in 2023.
SFAS No. 109 requires the Company to recognize income tax benefits for loss carryforwards that have not previously been recorded. The tax benefits recognized must be reduced by a valuation allowance if it is more likely than not that loss carryforwards will expire before the Company is able to realize their benefit, or that future deductibility is uncertain. For financial statement purposes, the deferred tax asset for loss carryforwards has been fully offset by a valuation allowance since it is uncertain whether any future benefit will be realized.
The provision (benefit) for income taxes from continuing operations for the years ended December 31, 2004 and 2003 consist of the following:

	December 31,
	2004	2003
Current:
Federal	$294,000	$(200,550)
State	42,000	(28,650)

	336,000	(229,200)

Tax (benefit) from the decrease in valuation allowance	(336,000)	229,200

Provision (benefit) for income taxes, net	$—	$—

The difference between income tax expense computed by applying the federal statutory corporate tax rate and actual income tax expense is as follows:

	December 31,
	2004	2003
Statutory federal income tax rate	35.0%	(35.0)%
(Decrease) increase in valuation allowance	(40.0)%	40.0%
State income taxes and other	(5.0)%	(5.5)%

Effective tax rate	0.0%	0.0%

Deferred income taxes result from temporary differences in the recognition of income and expenses for the financial reporting purposes and for tax purposes. The tax effect of these temporary differences representing deferred tax asset and liabilities result principally from the following:

	December 31,
	2004	2003
Net operating loss carry- forwards expiring after the year 2024	$1,711,000	$2,000,000

Deferred income tax asset	$1,711,000	$2,000,000

The net deferred tax assets and liabilities are comprised of the following:

	December 31,
	2004	2003
Deferred tax assets Current	$—	$—
Non-current	1,711,000	2,000,000

	1,711,000	2,000,000

Less valuation allowance	(1,711,000)	(2,000,000)

Net deferred income tax asset	$—	$—

Income tax expense is $800 for the years ended December 31, 2004 and 2003. Such amounts consist of minimum state taxes payable.
Note 9 – Commitments and Material Agreements
The Company entered into a lease for an office in San Ramon, California. The lease ended at December 31, 2001, and the space was rented on a month-to-month basis. Rent expense for this facility is approximately $1,800 per month. The Company terminated the lease as of August 31, 2003.
The Company entered into a month-to-month lease, on June 1, 2001 for office space in Solana Beach, California). Rent expense for this facility is $3,000 per month. The lease was cancelled effective December 31, 2002 and terms are currently being renegotiated.
Total rent expense was $11,377 and $32,609 for the fiscal years ended December 31, 2004 and 2003, respectively.
In March 2003, the Company entered into an exclusive three-year agreement with Parentech Korea, Inc. (PTK), an unrelated party, to distribute Nature’s Cradle products in Korea. The agreement provides for revenues from both leasing and selling Nature’s Cradle units. Leased units are rented for $70 per four-month period. Units for sale are priced between $299 and $339. As of March 29, 2004, no units were shipped under this agreement.
Note 10 – Notes Payable
On December 14, 2001, the Company entered into a promissory note for $37,500 with an unrelated party in connection with the merger with Premier Classic Acquisition Corporation. Interest on the note accrued at 8% per annum. The principal and unpaid accrued interest was due and payable upon the successful completion of the contemplative merger with Premier by September 1, 2002. Because the merger was not completed by September 1, 2002 the note and related interest were cancelled and income from the extinguishment of debt was recognized amounting to $39,754 for the year ended December 31, 2002.

On March 20, 2003 the Company offered promissory notes to existing investors for up to $650,000. The notes accrue interest at 5% per annum and are convertible into common stock at $0.25 per share anytime during the five years subsequent to the issuance of the note. In addition, for every $1,000 in note value, warrants are granted to purchase eight thousand shares at $.25 per share. Four warrants can be exchanged for one share of common stock. The warrants and the exchange right expire five years from the offering date. During 2003 approximately $182,000 in such promissory notes were issued. None of the notes have been converted, nor have any of the related warrants have been exercised. None of the notes could be converted as of December 31, 2004, because the Company lacked enough outstanding shares to effect such conversion. [See Note 15 — Subsequent Events – Reverse Split and Conversion of Debt].
At December 31, 2003, the Company had a promissory note due on demand with a shareholder. The total principal amount due under this note was $513,100. On February 27, 2003, this shareholder filed a UCC financing statement to secure amounts due to him under this note, and extended the maturity date until March 31, 2003. The terms of this note are currently being renegotiated. As of December 31, 2004, the total amount of accrued interest due to this shareholder under this note was $105,672.
As of December 31, 2004, the Company has a promissory note with its President due on demand; total principal amount due under the promissory note was $355,826. The accrued interest on the obligation as of December 31, 2004 was $68,723. The promissory note consists of balances due for cash proceeds provided to the Company, for operating expenses incurred on the Company’s behalf and accrued wages and benefits.
Note 11 – Preferred Stock and Subscription Agreements
On March 20, 2001, the Company issued 3,440,000 shares of Series A Preferred Stock for $860,000. Each share of Series A Preferred Stock is convertible at the option of the holder at any time into one share of common stock of the Company. Dividends are payable to shareholders when declared by the Board of Directors, are non-cumulative, and are paid in preference to any dividends declared with respect to common stock of the Company. All shares of Series A Preferred Stock were automatically converted to common stock upon the completion of the merger with Premier Classic Acquisition Corporation on November 6, 2002 (See Note 15).
Beginning on May 1, 2001, the Company sold 4,125,433 shares of Series B Preferred Stock at $.33 per share. Each share of Series B Preferred Stock is convertible at the option of the holder thereof at any time into one share of common stock of the Company. Dividends are payable to Series B Preferred shareholders when declared by the board of directors, are non-cumulative, and are paid on an equal basis with Series A Preferred shareholders and in preference to any dividends declared to common shareholders. All shares of Series B Preferred Stock were automatically converted into common stock upon the completion of the merger with Premier Classic Acquisition Corporation on November 6, 2002.
In August 2001, the Company acknowledged an obligation to reimburse $169,052 in promotional expenses incurred by a shareholder prior to the formation of the Company. Effective June 5, 2003, the Company converted the stock subscription into 939,000 of common stock based on the market price of $0.18 as of that date.
In November 2002, upon the merger with Premier Classic Acquisition Corp., the Company assumed 252,000 shares of 8% cumulative convertible preferred stock. Holders of the Preferred Shares are entitled to receive cumulative cash dividends at the annual rate of $0.20 per share payable quarterly when and if declared by the Board of Directors. The Company has not declared a dividend since issuance. The Preferred Shares are convertible, in whole or in part, at the option of the holders thereof, into .2222 shares of common stock. The Preferred Shares rank senior to the common stock. The Preferred Shares have a liquidation preference of $2.50 per share plus all declared and undeclared dividends. Effective January 1, 2005, 252,000 shares of preferred stock was converted into 56,700 shares of common stock based on the agreement.
Note 12 – Common Stock
On March 12, 2002, the Company issued 671,737 shares of common stock to Pacific Asia Ventures, LLC (“Pacific Asia”), of which both Dr. Richard Propper and Mr. Daniel Beharry are members, as compensation for consulting services. The value of the services received was estimated to be $22,167 based on management’s estimate of the fair value of the shares issued. The shares issued are subject to a right of repurchase for $100 should Pacific Asia not meet certain milestones. This transaction was exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2). No underwriters were involved in this transaction, and no commissions were paid to any party in connection with it.
On March 12, 2002, the Company issued 19,558 shares of common stock to an unrelated party as compensation for legal services. The value of the services received was estimated to be $645 based on management’s estimate of the fair value of the shares issued. This transaction was exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2). No underwriters were involved in this transaction, and no commissions were paid to any party in connection with it.
On May 28, 2003, the Company issued 640,000 shares of common stock to an unrelated third party as compensation for marketing and consulting services relating to the Spain market. The value of the services received was estimated to be $25,600 based on management’s estimate of the fair market value of the shares issued. This transaction was exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2). No underwriters were involved in this transaction, and no commissions were paid to any party in connection with it.
     Note 13 – Contingencies
On July 6, 2001, the Company notified a former consultant of a breach of contract under both a consulting agreement and a licensing agreement signed by the Company on April 17, 2000. The letter requested repayment of $130,000, paid in consideration for the licensing agreement and stated that any obligation of the Company to pay additional consideration under either the consulting agreement or the license agreement were void. While resolution of this matter is pending, management does not believe that the outcome will have a material adverse effect on the Company’s financial condition.
     Note 14 – Merger
On November 6, 2002, Parentech merged with and into Premier Classic Acquisition Corporation, a Delaware corporation (“Premier Acquisition Corporation”) a wholly-owned subsidiary of Premier Classic Art, Inc. (“Premier”). Parentech is the surviving corporation in the Merger and, as a result of the Merger, became a wholly-owned subsidiary of Premier.

As provided for in the Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) entered into between the Premier Acquisition Corporation, Premier and Parentech, the Merger resulted in the shareholders of Parentech receiving 1.5 shares of Premier common stock in exchange for each share of Parentech common or preferred stock they held.
Pursuant to the Merger Agreement, all outstanding but unexercised options to purchase shares of Parentech common stock, whether vested or unvested, were assumed by Premier at the time of the Merger and are now options to purchase shares of Premier common stock.
On January 16, 2003, Parentech, a 100% owned subsidiary of Premier, merged into Premier, and pursuant to such merger, Premier’s name was changed to “Parentech, Inc.”
      Note 15 – Subsequent Events
Change of Business Focus -During December of 2004, the company began merger discussions with Bridgetech Holdings International, Inc. (“Bridgetech”). Bridgetech was formed to leverage an extensive network of relationships throughout Asia and the world for emerging healthcare technologies. The Company believed that a partnership or merger with Bridgetech would expand its manufacturing and distribution entity to a multi-faceted presence in Asia and the U.S.
1:200 Reverse Stock Split
-Effective January 30, 2005 the Company completed a 1:200 reverse stock split. The total common shares outstanding of 42,401,593 were split into 212,008.
Transaction with Bridgetech and Name Change to Bridgetech
-Effective February 3, 2005, the Company issued 5,814,357 shares of its common stock to the shareholders of Bridgetech Holdings International, Inc., a Florida corporation (“Old Bridgetech”). In exchange, the Old Bridgetech shareholders surrendered their shares of Old Bridgetech stock. In connection with this transaction, the Company changed its name to Bridgetech Holdings International, Inc. (“Bridgetech”) with its new trading symbol becoming BGTH.
Conversion of Debt to Equity
-Effective, April 1, 2005, certain debt of the Company was converted into equity of the new Bridgetech entity. These debt holders consisted of two related parties, two vendors and 22 holders of convertible notes. The total debt converted was $1,956,096 which was converted into 1,583,290 shares at a conversion price of $1.236 per share.
Investments/Repayment of Debt
-During 2004, the Company loaned $149,815 to Source Atlantic, Inc., as part of an effort to complete a merger with that company. The merger was abandoned in December of 2004 at which time, it was agreed to convert the note into an investment in Source. In October of 2005, Source had been successful in raising new capital and agreed to convert the investment back into a note payable, at which time the note was paid off.
Acquisitions
-After completion of the merger in February of 2005, the new entity, Bridgetech, completed several acquisitions. These acquisitions were done with equity; with the potential for additional future equity consideration should the entities reach certain specified EBITDA targets. The acquired entities included; Clarity Imaging International, Inc. – an MRI center management business; International MedLink, Inc. – a Nurse training and placement business and Healthcare Pilot – an RFID solutions business for hospitals and other healthcare facilities.
Additional Working Capital
- During March of 2005, Bridgetech sold unregistered stock at $1.00 per share, totaling $1,112,500. The proceeds of this sale were used for extinguishment of debt, funding of acquisitions and general working capital purposes. In October of the 2005, the company announced it had closed on an additional $3 million of new capital.
New Material Contracts
- In May of 2005, Bridgetech entered into a Joint Venture Agreement with Amcare Laboratories International, Inc. In conjunction with this agreement a Clinical Research Organization and a Research Laboratory were established. Bridgetech holds the majority interest in the CRO and AmCare holds the majority interest in the Lab.
Management & Board Changes
-In May of 2005, Scott Landow resigned as CEO and from the Board of Directors. Bridgetech promoted Michael Chermak to become President and CEO and hired CFO, Thomas Kuhn III. Both Mr. Chermak and Kuhn joined the Board of Directors.

PART III
ITEM 1. INDEX TO EXHIBITS

EXHIBIT	DESCRIPTION
2.1	Agreement and Plan of Merger and Reorganization by and among Parentech, Inc. and Bridgetech Acquisition Corp. and Bridgetech Holdings International, Inc.

3.1	Articles of Incorporation of Bridgetech Holdings International, Inc.

3.2	Bylaws of Bridgetech Holdings International, Inc.

10.1	Joint Venture Agreement, dated as of April 10, 2005, by and between Bridgetech Holdings International, Inc. and Amcare Labs International, Inc.

10.2	First Amendment to Joint Venture Agreement, dated as of June 30, 2005, by and among Bridgetech Holdings International, Inc. and Amcare Labs International, Inc.

10.3	Second Amendment to Joint Venture Agreement, dated July 25, 2005, by and among Bridgetech Holdings International, Inc. and Amcare Labs International, Inc.

10.4	Management Agreement, dated as of April 10, 2005, by and between Bridgetech Holdings International, Inc. and Amcare Labs International, Inc.

10.5	Stock Purchase Agreement, dated as of June 23, 2005, by and among Bridgetech Holdings International, Inc. and the Stockholders of Clarity Imaging International, Inc.

10.6	Stock Purchase Agreement, dated as of June 23, 2005, by and among Bridgetech Holdings International, Inc. and the Stockholders of International MedLink, Inc.

10.7	Stock Purchase Agreement, dated March 2005, by and between Bridgetech Holdings International, Inc. and Retail Pilot, Inc.

10.8	First Amendment to Stock Purchase Agreement, dated June 23, 2005, by and between Bridgetech Holdings International, Inc. and Retail Pilot, Inc.

10.9	Distribution and License Agreement, dated July 27, 2005, by and between Bridgetech Holdings International, Inc. and Sovereign Tracking Systems, LLC.

10.10	Course Content Agreement, dated February 4, 2005, between International Medlink, Inc. and Vanderbilt University

10.11	Patent and Technology License Agreement, dated October 18, 2005, by and between the Board of Regents of the University of Texas System, on behalf of The University of Texas M.D. Anderson Cancer Center, and Bridgetech Holdings International, Inc.

10.12	Strategic Partnership Agreement, dated June 7, 2005, by and between Bridgetech Holdings International, Inc. and Mary Crowley Medical Research Center.

10.13	Employment Agreement, dated March 1, 2005, between Bridgetech Holdings International, Inc. and Herbert Y. Wong.

10.14	Employment Agreement, dated April 1, 2005, by and between Bridgetech Holdings International, Inc. and Michael Chermak.

EXHIBIT	DESCRIPTION
10.15	Employment Agreement, dated March 14, 2005, by and between Bridgetech Holdings International, Inc. and Thomas C. Kuhn III.

10.16	Employment Agreement, dated October 30, 2005, by and between Bridgetech Holdings International, Inc. and Dr. Joseph C K Liu.

10.17	Employment Agreement, dated November 21, 2005, between Bridgetech Holdings International, Inc. and Janet Waldo.

10.18	Bridgetech Holdings International, Inc 2005 Stock Option Plan

10.19	Settlement Agreement and General Release, dated May 1, 2005, by and between Bridgetech Holdings International, Inc. and Scott D. Landow.

21.1	Subsidiaries of Bridgetech Holdings International, Inc.

SIGNATURES
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

BRIDGETECH HOLDINGS INTERNATIONAL, INC.

DATE: December 28, 2005	BY:	/s/ Michael D. Chermak

	Name:	Michael D. Chermak
	Title:	President and
Chief Executive Officer

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
2.1	Agreement and Plan of Merger and Reorganization by and among Parentech, Inc. and Bridgetech Acquisition Corp. and Bridgetech Holdings International, Inc.

3.1	Articles of Incorporation of Bridgetech Holdings International, Inc.

3.2	Bylaws of Bridgetech Holdings International, Inc.

10.1	Joint Venture Agreement, dated as of April 10, 2005, by and between Bridgetech Holdings International, Inc. and Amcare Labs International, Inc.

10.2	First Amendment to Joint Venture Agreement, dated as of June 30, 2005, by and among Bridgetech Holdings International, Inc. and Amcare Labs International, Inc.

10.3	Second Amendment to Joint Venture Agreement, dated July 25, 2005, by and among Bridgetech Holdings International, Inc. and Amcare Labs International, Inc.

10.4	Management Agreement, dated as of April 10, 2005, by and between Bridgetech Holdings International, Inc. and Amcare Labs International, Inc.

10.5	Stock Purchase Agreement, dated as of June 23, 2005, by and among Bridgetech Holdings International, Inc. and the Stockholders of Clarity Imaging International, Inc.

10.6	Stock Purchase Agreement, dated as of June 23, 2005, by and among Bridgetech Holdings International, Inc. and the Stockholders of International MedLink, Inc.

10.7	Stock Purchase Agreement, dated March 2005, by and between Bridgetech Holdings International, Inc. and Retail Pilot, Inc.

10.8	First Amendment to Stock Purchase Agreement, dated June 23, 2005, by and between Bridgetech Holdings International, Inc. and Retail Pilot, Inc.

10.9	Distribution and License Agreement, dated July 27, 2005, by and between Bridgetech Holdings International, Inc. and Sovereign Tracking Systems, LLC.

10.10	Course Content Agreement, dated February 4, 2005, between International Medlink, Inc. and Vanderbilt University

10.11	Patent and Technology License Agreement, dated October 18, 2005, by and between the Board of Regents of the University of Texas System, on behalf of The University of Texas M.D. Anderson Cancer Center, and Bridgetech Holdings International, Inc.

10.12	Strategic Partnership Agreement, dated June 7, 2005, by and between Bridgetech Holdings International, Inc. and Mary Crowley Medical Research Center.

10.13	Employment Agreement, dated March 1, 2005, between Bridgetech Holdings International, Inc. and Herbert Y. Wong.

10.14	Employment Agreement, dated April 1, 2005, by and between Bridgetech Holdings International, Inc. and Michael Chermak.

10.15	Employment Agreement, dated March 14, 2005, by and between Bridgetech Holdings International, Inc. and Thomas C. Kuhn III.

EXHIBIT	DESCRIPTION
10.16	Employment Agreement, dated October 30, 2005, by and between Bridgetech Holdings International, Inc. and Dr. Joseph C K Liu.

10.17	Employment Agreement, dated November 21, 2005, between Bridgetech Holdings International, Inc. and Janet Waldo.

10.18	Bridgetech Holdings International, Inc 2005 Stock Option Plan

10.19	Settlement Agreement and General Release, dated May 1, 2005, by and between Bridgetech Holdings International, Inc. and Scott D. Landow.

21.1	Subsidiaries of Bridgetech Holdings International, Inc.